U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB/12g/A
No. 2

General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or (g) of the Securities Exchange Act of 1934

OPTICAL CONCEPTS OF AMERICA, INC.
(Name of Small Business Issuer)

Florida	65-0705328
(State of Incorporation)	(IRS Employer Identification Number)

2700 North 29th Avenue, Suite 305, Hollywood, FL 33020
(Address of Principal Executive Offices including Zip Code)

954-923-4438
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act of 1934:
None
(Title of Class)

Securities to be Registered Under Section 12(g) of the Act of 1934:
Common Stock, $.001 par value
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Business Development.
Optical Concepts of America, Inc. was originally incorporated on June 18, 1996, under the laws of the State of Florida under the name Celebrity Steakhouses, Inc. The Company changed its corporate name to Deerfield Financial Services, Inc. effective October 28, 1996. On January 31, 1998, Deerfield acquired all of the outstanding stock of Optical Concepts of America, Inc., a Delaware corporation, which was formed on April 30, 1996, under a Stock Purchase Agreement in exchange for 750,000 shares of common stock of Deerfield. Prior to the acquisition, the Company had not commenced any active business operations. The Company adopted its current corporate name of Optical Concepts of America, Inc. on July 6, 1998. The description of business development under this subheading relates to the former business operations of Optical Concepts from January 1998 until it ceased such business operations at the end of 2000. Optical Concepts is sometimes referred to as the Company or "OCA", and its current business activities is to seek new business opportunities, which is described under subheading "New Business of the Company".

The Company had been operated as a holding company until December 2000, through its former wholly-owned subsidiary, Optical Concepts of America, Inc., which was engaged in the development, design and marketing of a collection of fashionable prescription eyeglass frames as well as a line of upscale, ready-to-wear, non-prescription reading eyewear. The material terms of the divestiture were as follows:

On January 27, 2000, the Company sold its shares of common stock in its wholly-owned subsidiary for a consideration of $10. As part of the sale, the Company forgave a note receivable from Jan H. Kaplan, former president and director of the Company, in the amount of $15,875 and accrued interest of $1,838. As a result, the Company recorded a net gain for the sale of $178,649. The subsidiary was not successful in pursuing its business of designing and distributing eyewear. Further, the Company deemed it beneficial to its shareholders that without the subsidiary it would be more readily able to identify an appropriate acquisition or business opportunity unrelated in scope to the Company's prior business operations and that it will be able to fund such acquisition or business opportunity. There was no activity in the subsidiary during the period ended January 27, 2000.

The Company's business strategy from the beginning of 1998 until the end of 2000 had been to take advantage of several niche market opportunities in the optical industry which it believed it could successfully pursue involving the design and distribution of quality prescription eyewear frames and ready-to-wear reading eyewear. The Company's business operations were focused on selling its products  in the growing budget fashion optical market and the ready-to-wear reading eyewear market, in which markets it intended to capture significant market share through its "Bravo Eyewear" division and its "ADEA Readers" division. The Company had intended to offer a diverse line of products targeted primarily to managed vision care groups, optometrists, opticians and discount retailers. In addition to the Company's initial intent to strengthen and maintaining its then existing business derived through the Bravo Eyewear and ADEA Readers product lines, the Company also planned to broaden its focus to include the development and/or acquisition of one or more related and/or non-related product or service businesses in order to enhance the Company's overall business potential.

The Company was not successful in pursuing its business of designing and distributing eyewear. Further, there can be no assurances that, should Marc Baker, who became the Company's sole officer and director in December 2000 and is its principal shareholders, successfully identify an appropriate acquisition or business opportunity unrelated in scope to the Company's prior business operations, that it will be able to fund such acquisition or business opportunity. See "Recent Sales of Unregistered Securities" and "Certain Relationships and Related Transactions" below. The Company has not yet identified any new business opportunities, nor is in negotiations or discussions at present for such purpose.

Prior Operations
Bravo Eyewear Division

The Company had designed and introduced a product line consisting of fashionable budget optical frames marketed under the name "Bravo Eyewear". The Company began marketing the Bravo Eyewear collection in June, 1997. The Bravo collection was comprised of 16 different styles of eyeglass frames, several of which were also available with a fitted, clip-on accessory sunglasses. This product line was targeted for use primarily by stylish cost-conscious consumers having eyewear coverage by insurance plans, managed health care plans. It was marketed principally as lower-cost fashionable styles for retail optical outlets. The Bravo Eyewear collection, made of nickel-silver alloy and stainless steel, was also designed for use with prescription lenses.

ADEA Readers By Noah Max

The Company had designed and was marketing a specialized line of upscale, ready-to-wear reading eyewear targeted specifically for the "baby-boom" generation seeking fashion-oriented, high quality reading eyewear available without prescription. This line of reading eyewear, which the Company had named "ADEA Readers by Noah Max", consisted of four different styles available in five different colorations and five different magnifications ranging from +1.00 D. to +3.00 D, in 0.50 D step increments. These numbers represent magnification to assist in reading in persons who, as they get older tend to have difficulty in reading close at hand. The ADEA Readers were intended to fill a perceived void in the high fashion over-the-counter reader niche market.

Manufacturing and Marketing

The Company's products were produced for the Company by manufacturers  located in China and Korea.  One Chinese manufacturer produced all of the Bravo Eyewear product line and one Korean manufacturer produced all of the ADEA Reader product line. The manufacturers typically required from between 21 and 120 days to deliver their products to the Company from the date the products were ordered. The Company had not have long-term contractual relationships with the manufacturers nor were the manufacturers exclusive to the Company. The frames and reading glasses were constructed on a build to order basis and were paid for by the Company on a cash on delivery ("COD") basis. The Company was satisfied with its suppliers and the suppliers had sufficient capacity to meet projected and expected market demand for the Company's products. The Company never experienced any significant difficulty during its relationship with its suppliers, although it may be considered that the Company was dependent upon these manufacturers during the period that it was engaged in this business.

While the Company had originally marketed its products primarily through independent sales representatives, the Company later revised its strategy in early 1999 and started to market its products almost exclusively through word-of-mouth and repeat sales from its existing customer base, and through retail outlets. From time to time, the Company had also advertised its products for sale by distributing its catalogues to retailers by direct mail as well as by utilizing direct-to-the-consumer mail order pieces. The Company had also maintained a web-site under the domain name www.opticalconcepts.com which it utilized to promote the Company's product lines.

New Business of the Company

The Company incurred significant losses during 1999 and 2000, and the former management believed that these losses would continue and would even possibly increase. As a result, it was determined by former management that it was in the Company's best interests to divest its formerly wholly-owned subsidiary, Optical Concepts of America, Inc. The former management did  not believe that it could continue to sustain operating losses and secure enough funding to finance the Company's operations. The former management believed that the divestiture of the Company's wholly-owned subsidiary would permit it to reallocate its resources to seeking new business opportunities by entering into a business combination with potentially profitable operations, which efforts the management believed to be in the best interest of the shareholders.

Following the divestiture of its wholly-owned subsidiary, the Company had no source of funding to pay for its limited operating expenses until Mr. Baker was elected as a director and sole officer in December 2000. Mr. Baker has paid a total of $2,849 of our expenses principally consisting of accounting fees, which we expensed during the period ended March 31, 2002. See Financial Statements for the period ended March 31, 2002. In December 2000, we issued to Mr. Baker a total of 35,000,000 restricted shares, or 86.13% or our issued and outstanding shares, at par value, for the purpose of Mr. Baker gaining voting control. Also see the discussions under Part I, Item 2, "Management's Plan of Operation" and Item 5, "Directors, Executive Officers, Promoters and Control Persons" and Part II, Item 4 "Recent Sales of Unregistered Securities"  and Item 8, "Certain Relationships and Related Transactions" below.

Business Objective

As the result of our divestiture of our operating subsidiary, we have no present operations and as a result we have redirected our efforts and limited resources to seeking potential new business opportunities or business transactions with other companies.

Following our divestiture of our wholly-owned subsidiary, our new management consisting of our sole officer Mr. Baker, considers to pursue new business opportunities, including the possibility of entering into a business combination. We did not intend to limit ourselves to a particular industry and have not established any particular criteria upon which we shall base our determination to consider and proceed with a business opportunity.

Our common stock became subject for quotation on the pink sheets under the symbol "OICU"  following February 25, 2000, when our common stock was no longer eligible for quotation on the OTC:BB, as a result of the NASD not having received information indicating that the Company is a reporting Company under the Exchange Act, or if reporting under the Exchange Act, being current in its public reporting obligations pursuant to Rule 6530. Ever since, there has not been any trading activity in our common stock, notwithstanding the fact that our common stock has been quoted from time to time on the "pink sheets".

At the present time, Mr. Baker is our sole officer and director. In addition, Mr. Baker owns 35,000,000 shares of restricted common stock or 86.13% of our issued and outstanding shares.  If we decide to seek to acquire another business or otherwise pursue a business opportunity, Mr. Baker would have substantial flexibility in identifying and selecting a prospective businesses and the Company would not be obligated nor does Mr. Baker intents to seek pre-approval by our unaffiliated shareholders of any acquisition of an interest in a new business opportunity. Under the laws of the State of Florida, the consent of holders of a majority of the issued and outstanding shares, acting without a shareholders meeting, can approve an acquisition or any other decision to engage in a new line of business. However, we would be required to file with the SEC an Information Statement on Schedule 14C under the Exchange Act, and would be required to include complete disclosure of a target company and its business, as well as audited financial statements of any target business that we acquired, which Information Statement would be required to be mailed to our shareholders of record.

As a result, we would be entirely dependent on the judgment of Mr. Baker in connection with the target company selection process. In evaluating a prospective business opportunity, we would consider, among other factors, the following: (i) costs associated with effecting a transaction; (ii) equity interest in and opportunity to control the prospective candidate, if any; (iii) growth potential of the candidate; (iv) experience and skill of management and availability of additional personnel; (v) capital requirements necessary; (vi) the prospective candidate's competitive position; (vii) stage of development of the the business opportunity; (viii) degree of current or potential market acceptance of the business, products or services; (ix) proprietary features and degree of intellectual property; (x) the availability of audited financial statements of the any potential business opportunity; (xi) the regulatory environment that may be applicable to any prospective business; and whether the target company had available or could obtain in a timely manner audited financial statements for its past two fiscal years.

The foregoing criteria are not intended to be exhaustive and any evaluation relating to the merits of any business opportunity was or would be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by Mr. Baker in connection with effecting prospective new business opportunities. In connection with an evaluation of a prospective or potential business opportunities, Mr. Baker, with the possible assistance of an independent investment banking firm, or third party consultants, may consider to conduct a due diligence review.

The time and costs required to pursue new business opportunities or to seek to acquire other businesses, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws, were not ascertained with any degree of certainty.

Mr. Baker as our sole current executive officer and director does not intend to devote full time the the Company but does intend to devote an appropriate portion of his time to our affairs and, accordingly, the length of time required for the pursuit and negotiations related to any new business opportunities is uncertain. However, Mr. Baker will devote such time as he deems reasonably necessary to carry out our business affairs including our pursuit of business opportunities necessary to commence operations, although no assurance can be made that we will be successful in our efforts. We cannot project the percentage of his time that he will actually devote to the Company's business and affairs. See the discussion under "Business Experience of Principal" below.

As a general rule, if we decide to enter into a business combination, Federal and state tax laws and regulations have a significant impact upon the structuring of a business combination. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us and our shareholders. There can be no assurance that the Internal Revenue Service or state tax authorities will ultimately agree with our tax treatment of a potential business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us and our shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a potential business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Following the filing of this registration statement under the Exchange Act, we will became a reporting company under the Exchange Act. We will become subject to the reporting requirements under the Exchange Act, including the requirement to file Quarterly Reports and Annual Reports, with the SEC and such other reports as are required under the Exchange Act. Pursuant to Section 13 and 15(d) of the Exchange Act, in the event significant acquisitions take place, we will also be required to file reports with the SEC which will include certified financial statements for the acquired company typically covering the last two fiscal two years. Consequently, acquisition prospects that do not have or are unable to obtain the required certified financial statements will not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, we do not intend to engage primarily in such activities. Specifically, we intend to conduct our activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Various impediments to an acquisition of a business or company or a merger may arise such as appraisal rights afforded to the shareholders of a prospective acquisition under the laws of the state under which the prospective business is organized. This may prove to be deterrent to a particular business combination. In addition, under the laws of the State of Florida, and Florida Statute Section 607.1103, a business combination, including a merger or share exchange, generally requires the approval by a majority of all votes entitled to vote. However, Section 607.1103 (7) provides that "unless required by its articles of incorporation, action by shareholders of the surviving corporation on a plan of merger is not required if: (a) the articles of incorporation of the surviving corporation will not differ . . . from its articles before the merger; and (b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger". Our articles of incorporation do not require a shareholder vote for a business combination". See Exhibit 99.3 attached hereto.

Selection of a Target Business and Structuring of a Business Combination.

At present Mr. Marc Baker is our sole executive officer and director and is a control shareholder, owning 85% of our issued and outstanding shares. As a result, Mr. Baker will have substantial flexibility in identifying and selecting a prospective target business. See  "Business Experience of Principal" below as well as Part I, Item 4, "Security Ownership of Certain Beneficial Owners and Management" and Item  5, "Directors, Executive Officers, Promoters and Control Persons". We will be almost entirely dependent on the judgment of Mr. Baker in connection with the selection of a target business. In evaluating a prospective target business, we will consider, among other factors, the following: (i) costs associated with effecting the business combination; (ii) equity interest in and opportunity for control of the target business; (iii) growth potential of the target business; (iv) experience and skill of management and availability of additional personnel of the target business; (v) capital requirements of the target business; (vi) competitive position of the target business; (vii) stage of development of the target business; (viii) degree of current or potential market acceptance of the target business, products or services; (ix) proprietary features and degree of intellectual property or other protection of the target business; (x) the financial statements of the target business; and (xi) the regulatory environment in which the target business operates.

The foregoing criteria are not intended to be exhaustive and any evaluation related to the merits of a particular target business will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by Mr. Baker in connection with effecting a business transaction. In connection with its evaluation of a prospective target business, Mr. Baker, with the possible assistance of a third party consultant, anticipates that he will conduct a due diligence review which will encompass, among other things, meeting with incumbent management and inspection of facilities, as well as a review of financial, legal and other information which will be made available to us.

The time and costs required to select and evaluate a target business (including conducting a due diligence review) and to structure and consummate the business combination (including negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws and state "blue sky" and corporation laws) cannot presently be ascertained with any degree of certainty. Mr. Baker intends to devote only a small portion of their time to the our affairs and, accordingly, consummation of a business combination may require a greater period of time than if our management devoted their full time to our affairs. However, Mr. Baker will devote such time as he deems reasonably necessary to carry out our business objective and affairs, including the evaluation of potential target businesses and the negotiation of a business combination and, as a result, the amount of time devoted to our business and affairs may vary significantly depending upon, among other things, whether we have identified a target business or are engaged in active negotiation of a business combination.

We anticipate that various prospective target businesses will be brought to our attention from various sources, including broker-dealers, investment bankers, venture capitalists, bankers, and other members of the financial community and affiliated sources, including, possibly, our executive officers, directors and their affiliates. While we have not yet ascertained how, if at all, we will advertise and promote ourselves, we may elect to publish advertisements in financial or trade publications seeking potential business acquisitions. We may also engage the services of professional firms that specialize in finding business acquisitions, in which event we may agree to pay a finder's fee or other compensation. In no event will we pay a finder's fee or commission to Mr. Baker, our sole officer and director, or to any entity with which he is affiliated directly or indirectly.

As a general rule, Federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure a business combination so as to achieve the most favorable tax treatment to us, the target business and their respective shareholders. There can be no assurance that the Internal Revenue Service or relevant state tax authorities will ultimately agree with our tax treatment of a particular consummated business combination. To the extent the Internal Revenue Service or any relevant state tax authorities ultimately disagree with our proposed tax treatment and in fact prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to us, the target business and their respective shareholders. Tax considerations as well as other relevant factors will be evaluated in determining the precise structure of a particular business combination, which could be effected through various forms of a merger, consolidation or stock or asset acquisition.

Conflicts of Interest

Mr. Baker, our sole officer and director, is not required to commit his full time to our affairs and it is likely that he will not devote a substantial amount of time to our affairs. As a result, the consummation of a business combination may require a greater period of time than if he would devote his full time to our affairs. However, our sole officer and director will devote such time, as he deems reasonably necessary, in his sole discretion, to conduct our business and affairs, including the evaluation of potential Target Businesses and the negotiation and consummation of a business combination. At the date of the filing of this Form 10-SB/12g/A, Mr. Baker is also serving as officer and director of other reporting companies. See "Business Experiences of Principal" below". As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a target business or are engaged in active negotiation and consummation of a business combination. Mr. Baker, our sole officer and director, has not identified and is not currently negotiating a business combination for us. In the future, Mr. Baker and other persons that may become associated with us may become affiliated with entities engaged in business activities similar to those we intend to conducted, including seeking potential business combinations. In such event, Mr. Baker and such persons may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a corporation incorporated under the laws of the State of Florida, which is where we are incorporated, are required to present certain business opportunities to such corporation. Accordingly, as a result of multiple business affiliations, Mr. Baker may have similar legal obligations to present certain business opportunities to multiple entities. There can be no assurance that any conflicts will be resolved in our favor. Further, neither the Company nor Mr. Baker intend and the Company shall not enter into any transaction with any Target Business that is affiliated with Mr. Baker.

The Company has no agreement with Mr. Baker concerning restrictions other than restrictions related to state and federal securities laws in selling any of his shares until a business transaction is consummated.

Business Experience of Principal

Our present management consists of Marc Baker, who serves as our president, sole officer and director and a control shareholder, owning 86.13% of our issued and outstanding shares. Mr. Baker is a certified public accountant licensed in the State of Florida. During the past five years, Mr. Baker has had experience in negotiating mergers, acquisitions and stock purchase agreements involving several different private operating companies with public non-operating companies. Certain of these public non-reporting companies involved in these transactions continued to be non-reporting companies under the Exchange Act after the transactions or became reporting companies and then ceased to report under the Exchange Act. However, Mr. Baker was not part of the post-transaction management in these non-reporting companies. Mr. Baker has also provided consulting services to  independent public accounting firms and attorneys in several transactions which services have facilitated other companies in becoming operating companies and in at least one instance becoming  and continuing to be a reporting company under the Exchange Act. Mr. Baker has also worked closely with the professionals engaged by the entities seeking to enter into business combinations, similar to those that we may pursue for the purpose of due diligence and evaluation of other businesses and conducting negotiations for business combinations. The following table depicts business transactions Mr. Baker was involved during the last five years.

Type and Date of Registration	Company	Type and Date of Transaction	Consideration	Subsequent Involvement
Form 10SB/12g on 8/21/1998	Life Industries Inc.	Business combination with Quill Industries, an operating company in 1997. Quill filed a Form 10SB/12g on 8/21/1998.	Pursuant to the transactions involving Life Industries, Mr. Baker was granted options to purchase 140,000 Life Industries shares, exercisable at a price of $.10. Mr. Baker exercised the options and sold the underlying shares at prices ranging from $.50 to $1.00.

Mr. Baker resigned as an officer and director and disposed his share interest in Life Industries to an unaffiliated party.
Telecom Wireless Corp. filed a SB-2 registration statement under the Act on 11/29/1999 with a proposed offering price of $7 and a proposed maximum aggregated offering price of $12,785,311.	Stetson Oil Exchange Inc.	In 1998, Stetson Oil Exchange Inc., a public non-operating company entered into a business combination with Telecom Wireless Corp., an operating reporting company.	Pursuant to the transactions involving Stetson Oil, Mr. Baker was granted options to purchase 1,400,000 shares of Stetson exercisable at a price of $.50. Mr. Baker assigned his right to under the option with respect to 925,000 shares for consideration of $225,000 to a third party. The option with respect to the remaining 475,000 shares was exercised at $.50 which shares were sold at an average price of $.75 per share.

Mr. Baker resigned as officer and director and disposed his share interest in Stetson when it entered into a business combination with Telecom Wireless.
Form 10SB/12g on 10/6/1999	Biologistics Inc.	In 1999, Biologistics Inc., a public non-operating company entered into a merger agreement with Skintek Labs Inc., an operating company. Skintek Labs filed a Form 10SB/12g on October 6, 1999.	As merger consultant, Mr. Baker made total net cash advances to Skintek Labs, Inc. in the amount of $740,577, which were converted into 2,118,271 restricted Skintek shares. In addition, Mr. Baker was issued 6 million restricted shares in March 2001 in connection with the change in control as non-cash compensation which resulted in an expense of $1,200,000 during the first quarter of 2001.

Mr. Baker resigned as an officer and director following the merger agreement with Skintek Labs, Inc. Skintek Labs has continued to be an operating and reporting company under the Exchange Act and its shares are subject to quotation on the OTC:BB until April 2001. In April 2001, Skintek Labs divested its operations and Mr. Baker was appointed a director and elected president of Skintek Labs.
Form 10SB/12g on 8/23/1999	Union Chemical Corp.	Mr. Baker was president of Union Chemical Corp., a public non-operating company that was never a reporting company under the Exchange Act. Union Chemical Corp. entering into a merger agreement with HotYellow 98.com, an operating company in 1999.	Mr. Baker acquired control of Union Chemical for $125,000 in cash and prior to Union Chemical entering into a merger agreement with HotYellow98.com, an operating company, Mr. Baker sold his interest in Union Chemical for $150,000 and resigned as president prior to Union Chemical.	Mr. Baker sold his interest in Union Chemical and resigned as president prior to Union Chemical entering into a merger agreement with HotYellow 98.com, an operating company, in 1999. Mr. Baker was not involved in the merger transaction.
Form 10-SB/12g on 5/6/1999	National Venture Capital Fund, Inc.	Until May 2001, Mr. Baker was the secretary-treasurer and a director of National Venture Capital Fund, Inc., a non-operating company that filed its Form 10-SB/12g on May 6, 1999 and filed its annual report for its year ended April 30, 2000 and its quarterly report for the first quarter ended July 31, 2000 but has failed to file the required quarterly reports under the Exchange Act and is therefor not current in its reporting requirements	Mr. Baker resigned as an officer and director of National Venture Capital in October 2001 and never received any compensation nor was he issued any shares or securities from this issuer.	Mr. Baker resigned as an officer and director of National Venture Capital Fund, Inc. in October 2001.
Form 10-SB/12g on 8/18/1999	BSD Software, Inc.	Mr. Baker is presently also serving as President and director of BSD Software, Inc., a non-operating company, which is current in its reporting requirements under the Exchange Act.	Mr. Baker was issued 6,750,000 restricted shares by BSD in December 2000 at par value. Mr. Baker has negotiated on behalf of BSD the sale or transfer of his control interest, pursuant to which BSD has changed its name to BSD Software and is expected to have a change in control.	Mr. Baker is presently serving as president and director of BSD Software, Inc.
Form 10-SB/12g on 3/31/1999	Combined Professional Services, Inc.	Combined Professional Services, Inc., a current reporting company that has currently no operations. Mr. Baker was elected as director on February 27, 2001 following which former officers and directors resigned. Mr. Baker appointed himself as president and as sole officer and director is pursuing acquisitions for Combined Professional Services. It has recently concluded an acquisition of less than 5% interest in an operating company and is negotiating to acquire an additional interest in this entity.	Mr. Baker was issued 2,300,000 restricted shares by Combined Professional Services none of which have been sold. It has recently concluded an acquisition of less than 5% interest in an operating company and is negotiating to acquire an additional interest in this entity.

Mr. Baker is currently officer and director of Combined Professional Services, Inc.

During the past five years, Mr. Baker served as an officer and director of companies each of which entered into a Business Combination.
(i) Life Industries Inc. - Mr. Baker served as president of Life Industries Inc., a public non-operating company. Mr. Baker after becoming president of Life Industries caused Life Industries to engage an accounting firm and legal representation so that it could enter into a business combination with Quill Industries, an operating company, in 1997. At the date of the transaction with Quill, Mr. Baker resigned his position as an officer and director and disposed of his share interest in Life Industries to an unaffiliated party. Prior to the business combination between Life and with Quill, and as a result of Mr. Baker's efforts, Life Industries had available current information required by Rule 15c-2-11, which permitted a market maker to enter quotes for the Life shares on the pink sheets. However, while Quill Industries on August 21, 1998 filed a Form 10-SB under the Exchange Act to become a reporting company, which was after Mr. Baker's resignation, the Form 10-SB was withdrawn on June 4, 1999 and Life Industries never filed any reports under the Exchange Act. Pursuant to the transactions involving Life Industries, Mr. Baker was granted options to purchase 140,000 Life Industries shares, exercisable at a price of $.10. Mr. Baker exercised the options and sold the underlying shares at prices ranging from $.50 to $1.00;
(ii) Stetson Oil Exchange Inc. - Mr. Baker was an officer and director of Stetson Oil Exchange Inc., a public non-operating company that entered into a business combination transaction with Telecom Wireless Corp., an operating company, in 1998, and resigned his positions and disposed of his share interest in Stetson when it entered into a business combination with Telecom Wireless. Telecom Wireless became a reporting company under the Exchange Act and its shares were traded on the OTC:BB until the shares were delisted for failure to continue to remain current under the Exchange Act. Pursuant to the transactions involving Stetson Oil, Mr. Baker was granted options to purchase 1,400,000 shares of Stetson exercisable at a price of $.50. Mr. Baker assigned his right to under the option with respect to 925,000 shares for consideration of $225,000 to a third party. The option with respect to the remaining 475,000 shares was exercised at $.50 which shares were sold at an average price of $.75 per share;
(iii) Skintek Labs, Inc., formerly known as Biologistics Inc. - Mr. Baker was an officer and director of  Biologistics Inc. which was a public non-operating company. When it entered into a merger agreement with Performance Brands, Inc. in 1999, it changed its name to Skintek Labs Inc. and became an operating company. Mr. Baker resigned as an officer and director of SKNT upon the merger.  Skintek Labs continued to be an operating and reporting company under the Exchange Act until the Share Transfer Agreement with PBI, at which time it became a non-operating company. Its shares are subject to quotation on the OTC:BB. Mr. Baker made total net cash advances to SKNT while he was merger consultant in the amount of $740,577 which were converted into 2,118,271 restricted SKNT shares. In addition, Mr. Baker was issued 6 million restricted shares in March 2001 in connection with the change in control as non-cash compensation which resulted in an expense of $1,200,000 during the first quarter of 2001;
(iv) Union Chemical Corp. -  Mr. Baker was president of  Union Chemical Corp., a public non-operating company that was never a reporting company under the Exchange Act. Mr. Baker acquired control of Union Chemical for $125,000 in cash and prior to Union Chemical entering into a merger agreement with HotYellow98.com, an operating company, Mr. Baker sold his interest in Union Chemical for $150,000 and resigned as president  prior to Union Chemical. Mr. Baker had no involvement in the merger transaction. HotYellow filed a registration statement on Form 10-SB on August 23, 1999, but never filed any required Exchange Act reports and is not current under the reporting requirements under the Exchange Act;
(v) National Venture Capital Fund, Inc. - Mr. Baker was the secretary-treasurer and a director of  National Venture Capital Fund, Inc., a non-operating company that filed its Form 10-SB/12g on May 6, 1999 and filed its annual report for its year ended April 30, 2000 and its quarterly report for the first quarter ended July 31, 2000 but has failed to file the required quarterly reports under the Exchange Act  and is therefor not current in its reporting requirements. Mr. Baker resigned as an officer and director of National Venture Capital in October 2001 and never received any compensation nor was he issued any shares or securities from this issuer;
(vi) BSD Healthcare, Inc. -  Mr. Baker is presently also serving as President and director of BSD Healthcare, Inc., a non-operating company, which is current in its reporting requirements under the Exchange Act. Mr. Baker was issued 6,750,000 restricted shares by BSD in December 2000  at par value. Mr. Baker has negotiated on behalf of BSD the sale or transfer of his control interest, pursuant to which BSD has changed its name to BSD Software and is expected to have a change in control; and
(vii) Combined Professional Services, Inc., a current reporting company that had no operations through its year ended December 31, 2001. Mr. Baker was elected as director on February 27, 2001 following which former officers and directors resigned. Mr. Baker appointed himself as president and as sole officer and director is pursuing acquisitions for Combined Professional Services. Mr. Baker was issued 2,300,000 restricted shares by Combined Professional Services none of which have been sold. It has recently concluded an acquisition of less than 5% interest in an operating company and is negotiating to acquire an additional interest in this entity.

From 1994 to 1996, Mr. Baker was a managing director of Paige and Associates, an investment banking firm with offices in Deerfield, FL.  Reference is made to the Item 5, "Directors, Executive Officers, Promoters and Control Persons" below.

RISK FACTORS

The following important factors, among others, could cause actual results to differ from those indicated in forward-looking statements made in this document.

The following factors contain certain forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

Any or all of our forward-looking statements in this document and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES.
At present, we have no on-going business operations and our business activities are limited to consideration of potential business opportunities. Our historical financial information contained in this registration statement is of limited value to potential investors in evaluating any investment in our securities. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objectives. We have only limited resources and have no operating income or revenues. Our current management is providing us with limited funding, on a as needed basis, necessary for us to continue our corporate existence and our business objective to seek new business opportunities, as well as funding the costs of becoming a reporting company under the Exchange Act. Our management has not agreed in writing to provide any interim financing for any period. In addition, we will not achieve any revenues unless and until we enter into a new business or acquire an entity that generates revenues, of which there can be no assurance. Moreover, there can be no assurance that any business that may be acquired by us will derive any material revenues from its operations or operate on a profitable basis.

BROAD DISCRETION OF MANAGEMENT.
The filing of this amended registration statement on Form 10-SB/12g under the Exchange Act does not involve the offering of any securities. While there can be no assurance, it may be expected that upon our becoming a reporting company under the Exchange Act, a trading market may develop for our securities, however limited. Therefore, any persons who invest in our securities will do so without an opportunity to evaluate the specific merits or risks of any potential new prospective business in which we may engage. As a result, investors will be entirely dependent on the broad discretion and judgment of management in connection the selection of a prospective business. There can be no assurance that determinations ultimately made by our management will permit us to achieve our business objectives.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS
As of the period covered by this registration statement, we have not yet identified any prospective business or industry in which we may seek to become involved. Accordingly, shareholders and any person contemplating any investment in our shares, in the event that any active trading market commences, of which there can be no assurance, have no substantive information concerning consummation of any prospective business. There can be no assurance that any prospective business which we may enter into will ultimately prove to be more favorable to shareholders than any other investment, if such opportunity were available, to shareholders and investors.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED
Our common stock became subject for quotation on the pink sheets under the symbol "OICU"  following February 25, 2000, when our common stock was no longer eligible for quotation on the OTC:BB, as a result of the NASD not having received information indicating that the Company is a reporting Company under the Exchange Act, or if reporting under the Exchange Act, being current in its public reporting obligations pursuant to Rule 6530. Ever since, there has not been any trading activity in our common stock, notwithstanding the fact that our common stock has been quoted from time to time on the "pink sheets". There can be no assurance that there will be an active trading market for our securities following the consummation of a new prospective business. Further, in the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained. While a consummation of a prospective new business may be desirable for various reasons, a business combination may involve the acquisition of, merger or consolidation with a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself, including time delays, significant expense, loss of voting control, the time and expense incurred to comply and compliance with various Federal and state securities laws that regulate initial public offerings.

UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS
There is no basis for shareholders to evaluate the possible merits or risks of potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable company or an entity that is in its early stage of development or growth, including entities without established records of revenues or income, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to the currently unascertainable risks of that industry. An extremely high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity.

CONFLICTS OF INTEREST
Our sole officer and director is not required to commit his full time to our affairs. Therefore, there may be a conflict of interest in allocating management time among his various business activities. However, our officer and director will devote such time as he deems reasonably necessary, in his sole discretion, to conduct our business and affairs, including the evaluation of potential new business opportunities and the negotiation and consummation of a new business. As a result, the amount of time devoted to our business and affairs may vary significantly, depending upon, among other things, whether we have identified a new prospective business opportunity or are engaged in active negotiation and consummation of a business combination.

COMPETITION
We expect to encounter intense competition from other entities seeking to pursue new business opportunities.  Many of these entities, including venture capital partnerships, and large industrial and financial institutions, small business investment companies and wealthy individuals, are well-established and have extensive experience in connection with identifying new prospective business opportunities or in effecting business combinations. Many of these competitors possess greater financial, technical, human and other resources than us and there can be no assurance that we will have the ability to compete successfully. Based upon our limited financial resources, we will lack the resources as compared to those of many of our potential competitors.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.
Pursuant to the requirements of Section 13 of the Exchange Act, following the effective date of this Form 10-SB/12g, we will be required to provide certain information about significant acquisitions and other material events, and will be required to file Quarterly Reports on Form 10-QSB and Annual Reports on Form 10-KSB, which latter report must contain our audited financial statements. Further, as a reporting company under the Exchange Act following any transaction, we will be required to file a report on Form 8-K or other form appropriate under the Exchange Act, which contains audited financial statements of the acquired company. These audited financial statements must be filed with the SEC within 60 days following the filing of Form 8-k. While obtaining audited financial statements is typically the economic responsibility of the target company, it is possible that a potential target company is a non-reporting company with unaudited financial statement. The additional time and costs that may be incurred by some potential target companies to prepare such audited financial statements may significantly delay or essentially preclude consummation of an otherwise desirable transaction. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable, which requirements shall apply to the Company following the effective date of its Form 10-SB/12g on May 26, 2002. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to us in a timely manner in connection with a transaction. In the event where audited financial statements are unavailable, we could be in position where we will have to rely upon unaudited financial statements and other information that has not been verified by outside auditors in making its decision to engage in a transaction. This risk increases the prospect that a transaction with such a business entity might prove to be an unfavorable one for the Company, and would likely preclude our ability to have a trading market develop and be sustained for our securities.

ADDITIONAL FINANCING REQUIREMENTS
Because we have no revenues and nor material business activities, we are entirely dependent upon the willingness of Mr. Baker to fund the costs associated with compliance with the filing requirements under the Exchange Act, and other  administrative costs associated with our corporate existence. As of the date of this amended registration statement, Mr. Baker has paid approximately $2,849 related to accounting expenses and the reinstatement of the corporate existence under the laws of the State of Florida. In addition, we are currently negotiating with CR Capital Services, Inc., a company providing corporate securities compliance services to the Company, for payment for services in connection with the preparation and filing of this registration statement under the Exchange Act. The amount of the legal and related securities compliance consulting fees has not been determined with certainty at the date of the filing of this registration statement, but we expect to be able to pay such expense in shares of our common stock. In fact, we are dependent upon the willingness of  third party consultants to provide services to us in consideration for our agreement to issue shares in lieu of cash compensation, in amounts to be determined by the Company. We may not achieve any revenues until the consummation of a business combination or our commencement of business operations. We anticipate that we will have available to us sufficient resources, however limited, to continue to pay accounting fees and other miscellaneous expenses that may be required until we commence business operations. In the event that our available resources from our management prove to be insufficient for the purpose of commencing operations through a business combination or otherwise, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to commence operations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in our best interests.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES
The class of common stock to be registered under the Exchange Act have not been registered for resale under the Act or the "blue sky" laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities.  Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

It is the intention of the management following the consummation of a business or business combination to seek coverage and publication of information regarding the Company in an accepted publication manual which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer’s balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor’s, Moody’s Investor Service, Fitch’s Investment Service, and Best’s Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS UNLIKELY
We do not expect to pay dividends for the foreseeable future because we have no revenues or capital and any potential business operations or acquisition will require the use of any financial resources. The payment of dividends, if any, will be contingent upon our future revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our Board of Directors as constituted. It is our expectation that any future management will determine to retain all earnings, if any, for use in the future business operations and accordingly, we do not anticipate declaring any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES
Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, par value $0.001. We may issue additional shares in consideration for legal and consulting services as well as additional shares in connection with our intent to pursue new business opportunities. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. Additionally, if we issue shares of common stock in connection with our intent to pursue new business opportunities, a change in control of the Company may occur which may affect, among other things, our ability to utilize net operating loss carry forwards, if any. Furthermore, the issuance of additional shares of common stock may adversely affect the  market price of our common stock and could impair our ability to raise additional capital through the sale of our equity securities.

COMPLIANCE WITH PENNY STOCK RULES
Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of common stock is less than $5. Unless our common stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could result in reduction in the level of trading activity for that particular security of OICU and could make it more difficult for investors to sell that particular security.

Item 2. MANAGEMENT'S PLAN OF OPERATION

The following discussion of the Company's plan of operation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use of words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. From time to time, we also may provide forward-looking statements in other materials we release to the public.

Overview
All our current activities are related to seeking new business opportunities. We will use our limited personnel and financial resources in connection with seeking new business opportunities. It may be expected that entering into a new business opportunity or any business combination will involve the issuance of our shares of common stock. At March 31, 2002, December 31, 2001 and at the date filing of this registration statement on Form 10-SB/12g/A, we have no cash or other assets.

Results of Operations for the Years Ended December 31, 2002 and 2001

For the year ended December 31, 2000, we had a net loss resulting from a loss on investments of $35,000 compared to no income in 2001. Our

Liquidity and Capital Resources

At December 31, 2001 and 2000, we had no assets and liabilities.

Our accumulated deficit at December 31, 2001 and 2000 was $421,908.

During the years 2001 and 2000, we raised no funds through the sale of securities. However, we issued 35,000,000 shares of restricted common stock to our president and sole director Mr. Baker for no cash-consideration, which was recorded as compensation expenses. This compensation expense, in the aggregate amount of $35,000, included a nominal amount not exceeding $100 per month, for use of Mr. Baker's office by the Company.

There has been no trading market in the Company's shares for approximately the past two years. Therefore, we have elected to treat the issuance of the 35 million shares, par value of $0.001 per share, as non-cash compensation in the aggregate amount of $35,000. Further, Mr. Baker has paid expenses of approximately $2,849 for the Company, principally for accounting fees. The Company expensed these costs during the three-month period ended March 31, 2002.

Results of Operations for the Periods Ended March 31, 2002 and 2001

For the period ended March 31, 2002, we had a net loss of $3,774 compared to no net loss in the same period in the prior year.

Liquidity and Capital Resources

At March 31, 2002, we had no assets and total liabilities of $3,774. Our accumulated deficit at March 31, 2002 was $424,682.

During the years 2001 and 2000 and during the period ended March 31, 2002, we raised no funds through the sale of securities. However, we issued 35,000,000 shares of restricted common stock to our president and sole director, Mr. Baker for no consideration. There has been no trading market in the Company's shares for approximately the past two years. Therefore, we have elected to treat the issuance of the 35 million shares, par value of $0.001 per share, as non-cash compensation in the aggregate amount of $35,000. Further, Mr. Baker has paid expenses of approximately $2,849 for the Company, principally for accounting fees. The Company recorded these liabilities during the three-month period ended March 31, 2002.

While we are dependent upon limited payments of our expenses made by Mr. Baker, we have no written finance agreement with Mr. Baker to provide any continued funding. We have not accounted for the payments made by Mr. Baker as a liability. Mr. Baker is presently negotiating on our behalf with third parties and specifically with CR Capital Services, Inc., a corporate securities compliance firm, providing services to the Company. We expect that we shall agree to compensate CR Capital Services in in the form of shares, in an amount not yet been determined, for its services that began in or about December 2001, including preparation of this Form 10-SB.

We may determine to seek to raise funds from the sale of equity or debt securities, from bank or other borrowings or a combination thereof as part of our intent to seek new business opportunities and/or in effecting a business combination. We issued to Mr. Baker 35,000,000 restricted shares in December 2000, which has been accounted for as non-cash compensation of $35,000. However, we have no other agreements as of the date hereof to issue any additional shares other than our plan to issue shares to CR Capital Services or its principals, in a number of shares not yet determined. Further, we cannot at this time predict whether equity or debt financing will become available at terms acceptable to us, if at all. We anticipate that in connection with our intent to seek new business opportunities and/or a business combination, we will, in all likelihood, issue a substantial number of additional shares. If such additional shares are issued, our shareholders will experience a dilution in their ownership interest. Additionally, if a substantial number of shares are issued in connection with the consummation of a business combination, a change in control may be expected to occur.

There currently are no limitations on our ability to borrow funds to effect a business combination. However, our limited resources and lack of operating history may make it difficult to borrow funds. The amount and nature of any borrowing by us will depend on numerous factors, including our capital requirements, potential lenders' evaluation of our ability to meet debt service on borrowing and the then prevailing conditions in the financial markets, as well as general economic conditions. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that such arrangements if required or otherwise sought, would be available on terms commercially acceptable or otherwise in our best interests. Our inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into a target business, may have a material adverse effect on our financial condition and future prospects, including the ability to effect a business combination. To the extent that debt financing ultimately proves to be available, any borrowing will subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest. Furthermore, a target business may have already incurred debt financing and, therefore, subject us to all the risks inherent thereto.

ITEM 3. DESCRIPTION OF PROPERTY

Our corporate office is presently located at the offices of Marc Baker, at 2700 North 29th Avenue, Suite 305 Hollywood, FL 33020, which space is  provided to us on a rent-free basis by Mr. Baker. However, we issued 35,000,000 shares of restricted common stock to our president and sole director Mr. Baker for no cash-consideration, which was recorded as compensation expenses. This compensation expense, in the aggregate amount of $35,000, included a nominal amount not exceeding $100 per month, for use of Mr. Baker's office by the Company. Mr. Baker’s office facilities consist of approximately 800 square feet of office space, which he rents from an unaffiliated third party. It is anticipated that this arrangement will remain until we are successful in finding a new business opportunity or we consummate a business combination. The office space at the offices of Marc Baker is sufficient for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security ownership of certain beneficial owners and management.
The table below discloses any person (including any "group") who is known to the Company to be the beneficial owner of more than five (5%) percent of the Company's voting securities. As of June 4, 2002, the Company had 40,633,007 common stock issued and outstanding

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Marc Baker, 2700 N. 29th Avenue, Suite 305, Hollywood, FL 33020(1)	35,000,000 shares	86.13%
Common Stock	All officers and directors as a group (1 person)	35,000,000 shares	86.13%

(1) Marc Baker became the Company’s president and sole director in December 2000. The Company issued 35,000,000 shares to Mr. Baker on December 14, 2000 in connection with his acquisition of control. Mr. Baker did not pay any consideration for the shares. There has been no trading market for the Company's shares for the past two years.

Changes in control. To the knowledge of the Company, there are no arrangements which may result in a change in control of the Company. However, in the event that the Company enters into a business combination with an operating entity, it may be expected that it will experience a change in control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

At present, we have one executive officer and director. We may elect one or more additional directors and appoint additional officers in connection with our intent to pursue new business opportunities or entering into a business combination. Our director(s) are elected to serve until the next annual meeting of shareholders and until his (their) respective successors will have been elected and will have qualified. The following table sets forth as the name, age and position held with respect to our present sole director and executive officer:
Name	Age	Positions
Marc Baker	40	President and Chairman

Our sole executive officer and director, Marc Baker, has served in this capacities since December 2000. Mr. Baker is a licensed certified public accountant with offices in Hollywood, FL. During the last past five years, Mr. Baker has been engaged in the business of accounting and financial and business consulting services and served as an officer and director of the following public non-operating companies each of which entered into a business combination during the years stated:
During the past five years, Mr. Baker served as an officer and director of the public non-operating companies each of which entered into a Business Combination. (i) Life Industries Inc. - Mr. Baker served as president of Life Industries Inc., a public non-operating company, that filed its Form 10 in 1995, prior to Mr. Baker's involvement, but never filed any Exchange Act reports. Mr. Baker after becoming president of Life Industries caused Life Industries to engage an accounting firm and legal representation so that it could enter into a business combination with Quill Industries, an operating company, in 1997. At the date of the transaction with Quill, Mr. Baker resigned his position as an officer and director and disposed of his share interest in Life Industries to an unaffiliated party. Prior to the business combination between Life and with Quill, and as a result of Mr. Baker's efforts, Life Industries had available current information required by Rule 15c-2-11, which permitted a market maker to enter quotes for the Life shares on the pink sheets. However, while Quill Industries on August 21, 1998 filed a Form 10-SB under the Exchange Act to become a reporting company, which was after Mr. Baker's resignation, the Form 10-SB was withdrawn on June 4, 1999 and Life Industries never filed any reports under the Exchange Act. Pursuant to the transactions involving Life Industries, Mr. Baker was granted options to purchase 140,000 Life Industries shares, exercisable at a price of $.10. Mr. Baker exercised the options and sold the underlying shares at prices ranging from $.50 to $1.00; (ii) Stetson Oil Exchange Inc. - Mr. Baker was an officer and director of Stetson Oil Exchange Inc., a public non-operating company that entered into a business combination transaction with Telecom Wireless Corp., an operating company, in 1998, and resigned his positions and disposed of his share interest in Stetson when it entered into a business combination with Telecom Wireless. Telecom Wireless became a reporting company under the Exchange Act and its shares were traded on the OTC:BB until the shares were delisted for failure to continue to remain current under the Exchange Act. Pursuant to the transactions involving Stetson Oil, Mr. Baker was granted options to purchase 1,400,000 shares of Stetson exercisable at a price of $.50. Mr. Baker assigned his right to under the option with respect to 925,000 shares for consideration of $225,000 to a third party. The option with respect to the remaining 475,000 shares was exercised at $.50 which shares were sold at an average price of $.75 per share; (iii) Skintek Labs, Inc., formerly known as Biologistics Inc. - Mr. Baker was an officer and director of  Biologistics Inc. which was a public non-operating company. When it entered into a merger agreement with Performance Brands, Inc. in 1999, it changed its name to Skintek Labs Inc. and became an operating company. Mr. Baker resigned as an officer and director of SKNT upon the merger.  Skintek Labs continued to be an operating and reporting company under the Exchange Act until the Share Transfer Agreement with PBI, at which time it became a non-operating company. Its shares are subject to quotation on the OTC:BB. Mr. Baker made total net cash advances to SKNT while he was merger consultant in the amount of $740,577 which were converted into 2,118,271 restricted SKNT shares. In addition, Mr. Baker was issued 6 million restricted shares in March 2001 in connection with the change in control as non-cash compensation which resulted in an expense of $1,200,000 during the first quarter of 2001. Mr. Baker has not sold and of the SKNT shares; (iv) Union Chemical Corp. -  Mr. Baker was president of  Union Chemical Corp., a public non-operating company that was never a reporting company under the Exchange Act. Mr. Baker acquired control of Union Chemical for  $125,000 in cash and prior to Union Chemical entering into a merger agreement with HotYellow98.com, an operating company, Mr. Baker sold his interest in Union Chemical for $150,000 and resigned as president  prior to Union Chemical. Mr. Baker had no involvement in the merger transaction. HotYellow filed a registration statement on Form 10-SB on August 23, 1999, but never filed any required Exchange Act reports and is not current under the reporting requirements under the Exchange Act; (v) National Venture Capital Fund, Inc. - Mr. Baker was the secretary-treasurer and a director of  National Venture Capital Fund, Inc., a non-operating company that filed its Form 10-SB/12g on May 6, 1999 and filed its annual report for its year ended April 30, 2000 and its quarterly report for the first quarter ended July 31, 2000 but has failed to file the required quarterly reports under the Exchange Act  and is therefor not current in its reporting requirements. Mr. Baker resigned as an officer and director of National Venture Capital in October 2001 and never received any compensation nor was he issued any shares or securities from this issuer; (vi) BSD Healthcare, Inc. -  Mr. Baker is presently also serving as President and director of BSD Healthcare, Inc., a non-operating company, which is current in its reporting requirements under the Exchange Act. Mr. Baker was issued 6,750,000 restricted shares by BSD in December 2000  at par value. Mr. Baker has negotiated on behalf of BSD the sale or transfer of his control interest, pursuant to which BSD has changed its name to BSD Software and is expected to have a change in control; and (vii) Combined Professional Services, Inc., a current reporting company that had no operations through its year ended December 31, 2001. Mr. Baker was elected as director on February 27, 2001 following which former officers and directors resigned. Mr. Baker appointed himself as president and as sole officer and director is pursuing acquisitions for Combined Professional Services. Mr. Baker was issued 2,300,000 restricted shares by Combined Professional Services none of which have been sold. It has recently concluded an acquisition of less than 5% interest in an operating company and is negotiating to acquire an additional interest in this entity.  From 1994 to 1996, Mr. Baker was a managing director of Paige and Associates, an investment banking firm with offices in Deerfield, FL.

Marc Baker was appointed to our board of directors and designated as our president by action of our former sole director Mr. Kaplan on December 30, 2000 in lieu of a meeting. Following the appointment of Marc Baker, the former board member Marc Kaplan resigned as officer and director in December 2000.

During the past five years, none of the Company's former or current officers and directors, promoters or control persons was involved in any legal proceedings that are material to an evaluation of their ability or integrity. The Company is not subject to the reporting requirements of the Exchange Act, and will not be obligated to file reports until this registration statement on Form 10-SB shall become effective. As a result, no person has been obligated to file reports under Section 16(a) and no disclosure is contained herein with respect to Section 16(a) Beneficial Ownership Reporting Compliance:

ITEM 6. EXECUTIVE COMPENSATION.

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award	Securities Underlying Options/SAR	LTIP Payouts	All other compensation
		($)	($)	($)	($)	(#)	($)	($)
Marc Baker President and Chairman	2000 (starting 12/2000)	0	0	0	35,000(1)	0	0	0
Jan H. Kaplan Former President and Director	1998- 12/2000	0	0	0	$5,000	0	0	0
(1) Mr. Baker, our sole executive officer and director, commenced to serve in such positions in December 2000. During 1999 and 1998, we paid no executive compensation, because we lacked the cash flow and financial resources. We have no employment agreement nor any other arrangement to pay any compensation to Mr. Baker. Mr. Baker  was issued 35,000,000 restricted shares at $.001 par value in December 2000, which has been accounted for as non-cash expense.
(2) In 1999, Mr. Kaplan were issued 3,200,000 restricted shares, at par value of $.001, of the Company's common stock in lieu of a salary.

The Company has no employment agreement with Mr. Baker, its sole officer and director.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is to be a party. Transactions in this context relates to such transaction in which the amount exceeds $60,000. Mr. Baker, upon his becoming our sole executive officer and director, was issued 35,000,000, which the Company accounted for as a non-cash compensation expense in the amount of $35,000 in the year ended December 31, 2000.

ITEM 8. DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $0.001 per share. There are 40,633,007 shares of our common stock issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our certificate of incorporation and by-laws, copies of which are filed herewith.

Common Stock
Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We presently intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business Combination transaction. Further under the Florida Statutes, Section 607.06401, a Florida corporation is limited in its ability to pay dividends, as follows: "No distribution may be made if, after giving its effect; (a) the corporation would not be able to pay its debts as they become due in the usual course of business; or (b) the corporation’s total assets would be less than the sum of its total liabilities plus . . . the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon the dissolution of shareholders whose preferential rights are superior to those receiving the distribution".

Undesignated Preferred Stock
Our Articles of Incorporation authorizes 5,000,000 shares of preferred stock, par value $.001, and vest in the Company’s board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the articles of incorporation.

The Board of Directors is authorized, without further action by our shareholders, to provide for the issuance of preferred shares and any preferred shares so issued would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred shares nor adopt any series, preferences or other classification of preferred shares.

Transfer Agent
The transfer agent for the Company's shares of common  stock is Florida Atlantic Stock Transfer Co., 7130 Nob Hill Road, Tamarac, FL 33321. Telephone number 954-726-4954.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A) Market Information

Our common stock became subject for quotation on the pink sheets under the symbol "OICU"  following February 25, 2000, when our common stock was no longer eligible for quotation on the OTC:BB, as a result of the NASD not having received information indicating that the Company is a reporting Company under the Exchange Act, or if reporting under the Exchange Act, being current in its public reporting obligations pursuant to Rule 6530. Ever since, there has not been any trading activity in our common stock, notwithstanding the fact that our common stock has been quoted from time to time on the "pink sheets". There was no trading in the Company's common stock prior to February, 1998. The following table shows the quarterly high and low bid prices for the Company's common stock during the period from January 1999 until February 25, 2000 as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions. To the best knowledge of the Company, there has been no trading activity for approximately two years.

	High	Low
Calendar 1999
Quarter Ended March 31,	$1.000	$0.031
Quarter Ended June 30,	$0.093	$0.031
Quarter Ended September 30,	$0.093	$0.010
Year Ended December 31,	$0.035	$0.010

Calendar 2000
Period ending February 25,	$0.035	$0.10

At the time of filing of this registration statement, there is no established public trading market in the Company's common stock. There is no common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. There are currently 38,534,005 shares of common stock that could be sold pursuant to Rule 144 under the Securities Act, which includes 35,000,000 shares owned by the Company's president and sole director, Marc Baker.

(B) Holders

As of the date of the filing of this amended registration statement on Form 10-SB/12g, there were approximately 77 shareholders of record, and the Company estimates that there are in excess of 100 beneficial owners of the Company's common stock as of July 17, 2002.

(C) Dividends

We have never paid any of dividends on our shares, have no funds from which to pay dividends and do not intend to pay dividends for the foreseeable future. Payment of dividends in the future will depend, among other things, upon our ability to generate earnings, our need for capital and its overall financial condition.

Further, the Florida Statutes, Section 607.06401, provides that a Florida corporation is limited in its ability to pay dividends, as follows: "no distribution may be made if, after giving it effect: (a) The corporation would not be able to pay its debts as they become due in the usual course of business; or (b) The corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution".

ITEM 2. LEGAL PROCEEDINGS.

The Company's officers and directors are aware of no threatened or pending litigation to which the Company or its subsidiary is a party or which any of their property is the subject and which would have any material, adverse effect on the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

Date	Title	Amount of Securities Sold	Persons	Cash or Non Cash Consideration
12/11/2000	Common Stock	35,000,000 Shares	Marc Baker(1)	For services as president
(1) The issuance and sale of the restricted shares to Mr. Baker, the Company's President and sole Director, was based upon Section 4(2) under the Act. Mr. Baker was issued the shares as non-cash compensation and no cash-consideration was paid to the Company. In determining the value of the 35 million restricted OICU shares issued to Mr. Baker, the Company considered that the shares had not traded in more than ten months prior to the date of issuance, and the fact that the Company had no business operations or assets. OICU shares have had no trading market from February 2000 to March 22, 2002. We believe that the issuance of the 35 million shares to Mr. Baker was fair and the non-cash compensation of $35,000 was reasonable. OICU has not sought any fairness opinion with respect to this transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 607.0850 of the Florida Statutes provides that the articles of incorporation may contain a provision indemnifying officers, directors, employees and agents from certain personal liability including liability under the Act. The detailed provisions of the Florida Statutes are set forth in full in Exhibit 99.1 attached hereto and incorporated herein. Our Articles of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

FINANCIAL STATEMENTS.

Item 1. Financial Statements (Unaudited)

Page
FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2002
Balance Sheets
Statements of Operations and Accumulated Deficit
Statements of Cash Flows
Notes to the Financial Statements

OPTICAL CONCEPTS OF AMERICA, INC.
BALANCE SHEETS
	March 31,	Dec. 31,
	2002	2001
ASSETS	(Unaudited)

Total Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$925	$-
Due to officer	2,849	-
Total liabilities	3,774	-
Stockholders' equity:
Common stock, $.001 par value; 50,000,000 shares
authorized; 40,633,007 shares issued and outstanding	40,633	40,633
Additional paid-in capital	381,275	381,275
Accumulated deficit	(424,682)	(421,908)
Total stockholders' equity	-	-
Total Stockholders' Equity and Liabilities	$-	$-
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
STATEMENTS OF INCOME
	For the Three Months Ended
	March 31,
	2002	2001
Sales	$-	$-
Cost of sales	-	-
Gross profit (loss)	-	-
Administrative expense	3,774	-
Loss from operations	(3,774)	-

Other income	-	-
Net loss	$(3,774)	$-

Basic net income per share	$-	$-
Basic weighted average shares outstanding	$40,633,007	$40,633,007
Diluted net income per share	$-	$-
Diluted weighted average shares outstanding	40,633,007	40,633,007
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
		For the Three Months Ended
		March 31,
		2002		2001
Cash Flow from operating activities:	$		$
Net income (loss)		(3,774)		-
Increase in accounts payable		925		-
Net cash provided by (used in) operating activities		(2,849)		-
Cash Flow from Investing activities:
Net cash provided by (used in) investing activities		-		-
Cash Flow from financing activities:
Advances from officer		2,849		-
Net cash provided by (used in) financing activities		2,849		-
Increase (decrease) in cash		-		-
Cash at the beginning of period		-		-
Cash at end of period		$-		$-
Supplemental disclosure of cash flow data:
Cash paid for interest		$-		$-
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with Notes to Financial Statements contained in the Company’s registration statement on Form 10-SB for the year ended December 31, 2001. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Set forth below are the audited financial statements for the Company for the year ended December 31, 2001 and 2000.

INDEPENDENT AUDITOR'S REPORT

To the Directors and Stockholders

Optical Concepts of America, Inc.
2700 N. 29th Ave., Suite 305
Hollywood, FL 33020

We have audited the accompanying balance sheets of Optical Concepts of America, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optical Concepts of America, Inc. as of December 31, 2001 and 2000, and the results of its operations, its changes in stockholders’ equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRASSANO ACCOUNTING, P. A.
Boca Raton, Florida
January 15, 2002

OPTICAL CONCEPTS OF AMERICA, INC.
BALANCE SHEETS DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

Total Assets	$-	$-

LIABILITIES AND STOCKHOLDERS' EQUITY
Total liabilities	$-	$-
Stockholders' equity:
Common stock, $.001 par value; 50,000,000 shares
authorized; 40,633,007 shares issued and outstanding	40,633	40,633
Additional paid-in capital	381,275	381,275
Accumulated deficit	(421,908)	(421,908)
Total stockholders' equity	-	-
Total Stockholders' Equity and Liabilities	$-	$-
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
STATEMENTS OF INCOME

	2001	2000
Sales	$-	$-
Cost of sales	-	-
Gross profit (loss)	-	-
General and administrative	-	35,000
Loss from operations	-	(35,000)

Gain on sale of subsidiary	-	178,649
Net income	$-	$143,649

Basic net income per share	$-	$.02
Basic weighted average shares outstanding	$40,633,007	$7,258,690
Diluted net income per share	$-	$.02
Diluted weighted average shares outstanding	40,633,007	7,258,690
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(For the years ended December 31, 2001 and 2000)

					Retained
			Addi-	Stock	Earnings
	Common Stock		tional	Subscrip-	(Accum-
	Number		Paid-in	tions	ulated
	of Shares	Amount	Capital	Receivable	Deficit	Total

Balance, December 31, 1999	5,633,007	$5,633	$580,475	$(199,200)	$(565,557)	$(178,649)
Default on stock subscription	-	-	(199,200)	199,200	-	-
Issued 35,000,000 restricted
shares to President as
compensation	35,000,000	35,000	-		-	-
Net income					(143,649)	(143,649)

Balance, December 31, 2000	40,633,007	40,633	381,275	-	(421,908)	-
Net income					-	-

Balance, December 31, 1999	40,633,007	$40,633	$381,275	$-	$(421,908)	$-
The accompanying notes are an integral part of the financial statements.

OPTICAL CONCEPTS OF AMERICA, INC.
STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2001 AND 2000

		2001		2000
Cash Flow from operating activities:	$		$
Net cash provided by (used in) operating activities		-		-
Cash Flow from Investing activities:
Net cash provided by (used in) investing activities		-		-
Cash Flow from financing activities:
Net cash provided by (used in) financing activities		-		-
Increase (decrease) in cash		-		-
Cash at the beginning of period		-		-
Cash at end of period		$-		$-
Supplemental disclosure of cash flow data:
Cash paid for interest		$-		$-
The accompanying notes are an integral part of the financial statements.

Supplemental disclosure of non-cash transactions:
On January 27, 2000, the Company sold its shares of stock in its wholly-owned subsidiary Optical Concepts, Inc. (Del.) for $10, which amount was never collected.
During the year ending December 31, 2000, the party who owed the stock subscription of $199,200 refused to pay. The Company issued to its President 35,000,000 shares of common stock for $35,000 as compensation. The stock was valued at $.001 per share. The amount of $35,000 represents the value of services provided by the president to the Company.

Optical Concepts of America, Inc.
Notes to the Financial Statements
  Organization and Basis of Presentation:

  Optical Concepts of America, Inc. ("the Company"), formerly Deerfield Financial Services, Inc., was incorporated under the laws of the State of Florida on June 16, 1996. The Company acquired Optical Concepts of America, Inc. (a Delaware corporation) on January 30, 1998. On June 29, 1998, the Company amended its Articles of Incorporation changing its name from Deerfield Financial Services, Inc. to Optical Concepts of America, Inc. The Company did not consolidate the subsidiary the subsidiary for the year ended December 31, 2000.

  The Company currently operates as a holding company. On January 27, 2000, it sold its shares of common stock in its wholly-owned subsidiary for $10. There was no activity in the subsidiary during the period ended January 27, 2000.

  Significant Accounting Policies:

  Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

  Income Taxes:

  The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company’s not having any material operations for the period ending December 31, 2001.

  Earnings (loss) per share:

  The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings (loss) per share is the same as the basic earnings (loss) per share.

  Comprehensive income:

  Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," (SFAS 130), requires that total comprehensive income be reported in the financial statements. There were no components of comprehensive income; consequently, no separate statement of comprehensive income has been presented.

  Recent accounting pronouncements:

  In the periods reported, the Company was subject to the provisions of Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement had no impact on the Company’s financial statements as the Company’s financial statements reflect how the "key operating decisions maker" views the business. The Company will continue to review this statement over time to determine if any additional disclosures are necessary based on evolving circumstances.

  Common Stock Transactions

  During the year ending December 31, 2000, the party who owed the stock subscription of $199,200 refused to pay. The Company took no further action and wrote off the receivable to additional paid in capital.

  On December 14, 2000, the Company issued to its President 35,000,000 shares of common stock for $35,000 as compensation. The amount of $35,000 represents the value of services provided by the president to the Company. The stock was valued at $0.001 per shares, to be paid when the stock begins to trade on the OTC bulletin board.

  Income Taxes

        For the years ended December 31, 2001 and 2000, no provision has been made in the accompanying financial statements for income taxes payable because the Company has no taxable income.

    5. Gain on Sale of Subsidiary

        As discussed in Note 1, the Company sold its shares of common stock in its wholly-owned on January 27, 2000 to a Jan H. Kaplan, a former president and officer. The following table depicts the fair value of the assets and liabilities of the subsidiary at January 27, 2000.

Cash	$3,366
Accounts receivable, net	2,911
Inventory	37,096
Notes receivable-related parties	43,594
Interest receivable	9,979
Deposits	8,711
Accrued expenses	(6,000)
Notes payable	(250,000)
Accrued interest	(38,333)
Total Liabilities and Assets	$(196,362)

As part of the sale, the Company forgave a note receivable from Jan H. Kaplan, former president and director of the Company, in the amount of $15,875 and accrued interest of $1,838. As a result, the Company recorded a net gain for the sale of $178,649. The subsidiary was not successful in pursuing its business of designing and distributing eyewear. Further, the Company deemed it beneficial to its shareholders that without the subsidiary it would be more readily able to identify an appropriate acquisition or business opportunity unrelated in scope to the Company's prior business operations and that it will be able to fund such acquisition or business opportunity.

The Company did not consolidate the subsidiary because the subsidiary had no operating activities in fiscal year 2000 and the Company sold its common stock in the subsidiary on January 27, 2000.

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit No.	Description	Page
3(i)	Articles of Incorporation as amended
3(ii)	Bylaws
99.1	Chapter 607.0850 of the Florida Statutes
23	Consent of Accountants

ITEM 2. DESCRIPTION OF EXHIBITS

EXHIBIT 99.1

Chapter 607.0850 of the Florida Statute

Indemnification of officers, directors, employees, and agents.

(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

(4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

(a) By the board of directors by a majority vote of a quorum consisting of directors whom were not parties to such proceeding;

(b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(c) By independent legal counsel:

1. Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

2. If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

(d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

(5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

(6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

(7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

(a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

(b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

(c) In the case of a director, a circumstance under which the liability provisions of s. 607.0834 are applicable; or

(d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

(8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

(9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

(a) The director, officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

(b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

(c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

(10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

(11) For purposes of this section:

(a) The term "other enterprises" includes employee benefit plans;

(b) The term "expenses" includes counsel fees, including those for appeal;

(c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

(d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

(e) The term "agent" includes a volunteer;

(f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

(g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2002

Optical Concepts of America, Inc.
By: Marc Baker, President
/s/ Marc Baker

Exhibit 3(i) Articles of Incorporation

STATE OF FLORIDA
[GRAPHIC OMITTED]
DEPARTMENT OF STATE

I certify the attached is a true and correct copy of the Articles of Incorporation of CELEBRITY STEAKHOUSES INC., a Florida corporation, filed on June 18, 1996, as shown by the records of this office.

The document number of this corporation is P96000052403

Given under my hand and the Great Seal of the State of Florida, at Tallahassee, the Capital, this the Nineteenth day of June, 1996.

[GRAPHIC OMITTED]
CR2EO22 (2-95)

/s/ Sandra B. Mortham
Sandra B. Mortham, Secretary of State

[GRAPHIC OMITTED]
FLORIDA DEPARTMENT OF STATE
Sandra B. Mortham Secretary of State June 19, 1996

PAUL M. GALANT
4630 S. KIRKMAN ROAD
SUITE 437
ORLANDO, FL 32811

The Articles of Incorporation for CELEBRITY STEAKHOUSES INC. were filed on June 18, 1996 and assigned document number P96000052403. Please refer to this number whenever corresponding with this office regarding the above corporation. The certification you requested is enclosed.

PLEASE NOTE: COMPLIANCE WITH THE FOLLOWING PROCEDURES IS ESSENTIAL TO MAINTAINING YOUR CORPORATE STATUS. FAILURE TO DO SO MAY RESULT IN DISSOLUTION OF YOUR CORPORATION.

A CORPORATION ANNUAL REPORT MUST BE FILED WITH THIS OFFICE BETWEEN JANUARY 1 AND MAY 1 OF EACH YEAR BEGINNING WITH THE CALENDAR YEAR FOLLOWING THE YEAR OF THE FILING DATE NOTED ABOVE AND EACH YEAR THEREAFTER. FAILURE TO FILE THE ANNUAL REPORT ON TIME MAY RESULT IN ADMINISTRATIVE DISSOLUTION OF YOUR CORPORATION.

A FEDERAL EMPLOYER IDENTIFICATION (FEI) NUMBER MUST BE SHOWN ON THE ANNUAL REPORT FORM PRIOR TO ITS FILING WITH THIS OFFICE. CONTACT THE INTERNAL REVENUE SERVICE TO RECEIVE THE FEI NUMBER IN TIME TO FILE THE ANNUAL REPORT AT 1-800-829-3676 AND REQUEST FORM SS-4.

SHOULD YOUR CORPORATE MAILING ADDRESS CHANGE, YOU MUST NOTIFY THIS OFFICE IN WRITING, TO INSURE IMPORTANT MAILINGS SUCH AS THE ANNUAL REPORT NOTICES REACH YOU.

Should you have any questions regarding corporations, please contact this office at the address given below.

Brenda Baker, Corporate Specialist
New Filings Section Letter Number: 496A00030509

Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

ARTICLES OF INCORPORATION OF
CELEBRITY STEAKHOUSES INC.

Article I. The name of this Corporation is: CELEBRITY STEAKHOUSES INC.

Article II. This Corporation shall have perpetual existence commencing upon the filing of these Articles of Incorporation by the Florida Secretary of State.

Article III. This Corporation may engage in any lawful business activity permitted under the General Corporation Act of the State of Florida.

Article IV. This Corporation is authorized to issue THIRTY MILLION (30,000,000) shares of Capital Stock as follows:

A) FIVE MILLION (5,000,000) shares of which shall be designated as "Preferred Stock", each share thereof having the par value of One Dollar ($1.00). The board of directors may, from time to time issue part or all of said preferred shares on terms and conditions as the board may determine without further action required by the stockholders; and such shares may be convertible into shares of Common Stock, have cumulative dividends, be redeemable by the corporation, or such other terms and conditions as may be determined by the board of directors at the time of issuance.

B) TWENTY-FIVE MILLION (25,000,000) shares of which shall be designated as "Common Stock", having the par value of One Mill ($0.001) per share, and each such share shall have one vote in every vote required to be submitted to Stockholders.

Article V. The name and address of the initial Registered Agent is:

Paul M. Galant, 4630 S. Kirkman Road, Suite 437, Orlando, Florida 32811.

Article VI. The address of the Corporation is:

4630 S. Kirkman Road, Suite 437, Orlando, Florida 32811.

Article VII. This Corporation shall initially have no less than One Director and no more than Nine Directors. The number of Directors may be increased or diminished, from time to time, by the action of the board of directors or by the majority vote of the stockholders.

Article VIII. The By-Laws of this Corporation may be adopted, altered, amended or repealed by the affirmative vote of a majority of the board of directors or the Stockholders.

Article IX. This Corporation may indemnify any Officer or Director, or any former Officer or Director, the full extent permitted by law.

Article X. The name and address of the person signing these Articles as Incorporator is: Paul M. Galant, 4630 S. Kirkman Road, Suite 437, Orlando, Florida 32811.

Article XI. This Corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation, in full accord with the provisions of the General Corporation Act of the State of Florida.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 14th day of June, 1996.

/s/ Paul M. Galant
Paul M. Galant, Incorporator

ACCEPTANCE BY REGISTERED AGENT

Having been named to accept service of process for the above stated Corporation, at the place designated in Article V. of these Articles of Incorporation, the Undersigned hereby agrees to act in this capacity; and further, agrees to comply with the provisions of all statutes relative to the proper and complete discharge of his duties.

Dated the 14th day of June, 1996

/s/ Paul M. Galant
Paul M. Galant, Registered Agent
FL G453693411440

State of Florida, County of Orange) ss.:

Before me, a Notary Public authorized in the State and County set forth above, personally appeared Paul M. Galant, known to me and to me known to be the person who, as Incorporator, executed the foregoing Articles of Incorporation of CELEBRITY STEAKHOUSES INC.; and he acknowledged before me that he duly executed those Articles of Incorporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the State of Florida and County of Orange, this 14th day of June, 1996.

/s/ W.P. Schmidt
Notary Public, State of Florida

Exhibit 3(i) Amendment to the Articles of Incorporation

STATE OF FLORIDA
[GRAPHIC OMITTED]
DEPARTMENT OF STATE

I certify the attached is a true and correct copy of the Articles of Amendment, filed on October 28, 1996, to the Articles of Incorporation for CELEBRITY STEAKHOUSES INC. which changed its name to DEERFIELD FINANCIAL SERVICES INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P96000052403.

Given under my hand and the Great Seal of the State of Florida, at Tallahassee, the Capital, this the Thirty-First day of October, 1996

[SEAL OMITTED]

CR2EO22(1-95)
/s/ Sandra B. Mortham
Sandra B. Mortham, Secretary of State

ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF
CELEBRITY STEAKHOUSES INC.

Article I. The name under which this Corporation was formed is: CELEBRITY STEAKHOUSES INC.

Article II. The Articles of Incorporation of the Corporation were filed on the 18th day of June, 1996 by the Florida Secretary of State.

Article III. The first Amendment to the Articles of Incorporation of the Corporation were filed on July 12, 1996 by the Florida Secretary of State.

Article IV. Articles I, V and VI of the Articles Of Incorporation are hereby deleted in their entirety and respectively, replaced by the following:

Article I. The name of this Corporation is:
DEERFIELD FINANCIAL SERVICES INC.

Article V. The name and address of the Registered Agent is: Paul M. Galant, 21218 St. Andrews Blvd., Suite 226, Boca Raton, Florida 33486.

Article VI. The address of the Corporation is: 21218 St. Andrews Blvd., Suite 226, Boca Raton, Florida 33486.

Article V. This second Amendment To The Articles of Incorporation shall take effect immediately, and has been duly adopted by the undersigned as the sole stockholder and director of the corporation.

IN WITNESS WHEREOF, the undersigned under the penalty of perjury has executed this Amendment To The Articles Of Incorporation this 26th day of October, 1996.

/s/ Paul M. Galant
Paul M. Galant, Sole Stockholder and Director

[GRAPHIC OMITTED]

FLORIDA DEPARTMENT OF STATE
Sandra B. Mortham Secretary of State

July 18, 1996

PAUL M. GALANT
4630 S. KIRKMAN RD., STE. 437
ORLANDO, FL 32811

Re: Document Number P96000052403

The Articles of Amendment to the Articles of Incorporation for CELEBRITY STEAKHOUSES INC., a Florida corporation, were filed on July 12, 1996.

The certification requested is enclosed.

Should you have any question regarding this matter, please telephone (904) 487-6050, the Amendment Filing Section.

Velma Shepard
Corporate Specialist
Division of Corporations Letter Number: 196A00034758

Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

Exhibit 3(i) Amendment to the Articles of Incorporation

STATE OF FLORIDA
[GRAPHIC OMITTED]
DEPARTMENT OF STATE

I certify the attached is a true and correct copy of the Articles of Amendment, filed on June 26, 1998, to Articles of Incorporation for DEERFIELD FINANCIAL SERVICES INC. which changed its name to OPTICAL CONCEPTS OF AMERICA, INC., a Florida corporation, as shown by the records of this office.

I further certify the document was electronically received under FAX audit number H98000011219. This certificate is issued in accordance with section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this corporation is P96000052403.

Given under my hand and the Great Seal of the State of Florida, at Tallahassee, the Capital, this the Twenty-ninth day of June, 1998

Authentication Code: 298A00035236-062998-P96000052403-1/1

[GRAPHIC OMITTED]                                  /s/ Sandra B. Mortham
CR2EO22 (1-95)                                     ---------------------
                                                   Sandra B. Mortham
                                                   Secretary of State

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF

DEERFIELD FINANCIAL SERVICES INC.

Pursuant to Section 607.1006 of the Business Corporation Act of the State of Florida, the undersigned Sole Director and Majority Shareholder of Deerfield Financial Services Inc. ("Corporation"), a corporation organized and existing under and by virtue of the Business Corporation Act of the State of Florida, bearing Document #P96000052403 does hereby certify:

First: That pursuant to Written Consent of the Board of Directors and Majority Shareholders of said Corporation dated June 11, 1998, the Shareholders and Directors, approved the amendment to the Corporation's Articles of Incorporation as follows:

The Articles of Incorporation of this Corporation are amended to read in their entirety as follows:

ARTICLE I CORPORATE NAME

The name of the company is "Optical Concepts of America, Inc."

ARTICLE II PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 5605 N.W. 29th Street, Margate, Florida 33063.

ARTICLE III NATURE OF CORPORATE BUSINESS AND POWERS

The general nature of the business to be transacted by this Corporation shall be to engage in any and all lawful business permitted under the laws of the United States and the State of Florida.

Robert J. Burnett, Esq., Florida Bar No. 0117978 Atlas, Pearlman, Trop & Borkson, P.A.
200 East Las Olas Blvd., Suite 1900
Fort Lauderdale, Florida 33301
(954)763-1200

1

ARTICLE IV CAPITAL STOCK

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be 50,000,000 shares of common stock, par value $.00l per share and 5,000,000 shares of Preferred Stock, par value $.001 per share. Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

ARTICLE V TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE VI REGISTERED AGENT AND REGISTERED OFFICE IN FLORIDA

The Registered Agent and the street address of the initial Registered Office of this Corporation in the State of Florida shall be:

South Florida Registered Agents, Inc.
200 East Las Olas Blvd., Suite 1900 Fort Lauderdale, Florida 33301

ARTICLE VII BOARD OF DIRECTORS

This Corporation shall have the number of directors set forth in the by laws of the corporation and the terms under which such directors will serve shall be set forth in the by laws of the Corporation.

2

ARTICLE VIII INDEMNIFICATION

This Corporation may indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by Florida law.

ARTICLE IX AFFILIATED TRANSACTIONS

This Corporation expressly elects not to be governed by Section 607.0901 of the Florida Business Corporation Act, as amended from time to time, relating to affiliated transactions.

3

The foregoing amendment was adopted by the Board of Directors and Majority Shareholders of the Corporation pursuant to Written Consent of the Board of Directors and Majority Shareholders of the Corporation dated June 12, 1998 in accordance with Sections 607.0704 and 607.0821 of the Florida Business Corporation Act. Therefore, the number of votes cast for the amendment to the Corporation's Certificate of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned, being the President and Secretary of this Corporation, has executed these Articles of Amendment as of June 12, 1998.

DEERFIELD FINANCIAL SERVICES INC. now known as OPTICAL CONCEPTS OF AMERICA, INC.

By:/s/ Jan Kaplan
------------------------------------------
       Jan Kaplan, President & Secretary

4

CERTIFICATE DESIGNATING REGISTERED AGENT

AND OFFICE FOR SERVICE OF PROCESS

Optical Concepts of America, Inc., a corporation existing under the laws of the State of Florida with its principal office and mailing address at 5605 N.W. 29th Street, Margate, Florida 33063 has named South Florida Registered Agents, Inc. whose address is 200 East Las Olas Blvd., Suite 1900, Fort Lauderdale, Florida 33301 as its agent to accept service of process within the State of Florida.

ACCEPTANCE:

Having been named to accept service of process for the above named Corporation, at the place designated in this Certificate, I hereby accept the appointment as Registered Agent, and agree to comply with all applicable provisions of law. In addition, I hereby am familiar with and accept the duties and responsibilities as Registered Agent for said Corporation.

SOUTH FLORIDA REGISTERED AGENTS, INC. (a Florida Corporation)

By: /s/ Beverly F. Bryan
----------------------------------
        Beverly F. Bryan, President

5

STATE OF FLORIDA

(GRAPHIC OMITTED)

DEPARTMENT OF STATE

I certify the attached is a true and correct copy of the Articles of Amendment, filed on September 2, 1998, effective September 12, 1998, to Articles of Incorporation for OPTICAL CONCEPTS OF AMERICA, INC., a Florida corporation, as shown by the records of this office.

I further certify the document was electronically received under FAX audit number H98000016250. This certificate is issued in accordance with section 15.16, Florida Statutes, and authenticated by the code noted below.

The document number of this corporation is P96000052403.

Given under my hand and the Great Seal of the State of Florida, at Tallahassee, the Capital, this the Fourth day of September, 1998

Authentication Code: 198A00045303-090498-P96000052403-1/1

(GRAPHIC OMITTED)               /s/ Sandra B. Mortham
 CR2EO22 (1-95)                     ---------------------
                                    Sandra B. Mortham
                                    Secretary of State

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
OPTICAL CONCEPTS OF AMERICAS, INC.

Pursuant to Section 607. 10025 of the Business Corporation Act of the State of Florida, the undersigned President of Optical Concepts of America, Inc. ("Corporation"), a corporation. organized and existing under and by virtue of the Business Corporation Act of the State of Florida adopts the following Certificate of Amendment to its Articles of Incorporation.

1. The name of the corporation is OPTICAL CONCEPTS OF AMERICA, INC., Charter P96000052403, filed on June 18, 1996.

2. The following Amendments to the Articles of Incorporation were adopted by all of the directors, acting unanimously, and majority shareholder of the Corporation by written consent effective as of August 31, 1998 in the manner prescribed by the Florida Business Corporation Act.

The First paragraph of Article IV of the Corporation's Articles of Incorporation shall be and hereby is amended and restated to read in its entirety as follows:

ARTICLE IV

The maximum number of shares that this Corporation shall be authorized to issue and have outstanding at any one time shall be 50,000,000 shares of common stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, par value $.0O1 per share. Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given. On the date of filing of these Articles of Amendment which the Secretary of State of the State of Florida, every ten (10) issued and outstanding share of the Corporation's previously authorized common stock, par value $0.001 per share (the "Old Common Stock") shall thereby and thereupon be reclassified and converted into one (1) validly issued, fully paid and nonassessable share of Common Stock (the "New Common Stock"). Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate were reclassified and converted hereby; provided, however, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of stock certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled, except that no fractional shares resulting from the combination shall be issued, any

Prepared by:
Robert J. Burnett, Esq., FL Bar #0117978 Atlas, Pearlman, Tropp & Borkson, P.A.
200 E. Las Olas Blvd., #1900
Ft. Lauderdale, FL 33301
(954) 783-1200

H980000162506

such fractional share to be converted to the right of the holder thereof to receive one share of New Common Stock.

3. The foregoing amendment was adopted by the Board of Directors and Majority Shareholders of the Corporation pursuant to Written Consent of the Board of Directors and Majority Shareholders of the Corporation dated August 31, 1998 acting unanimously by Written Consent pursuant to Sections 607.0704 and 607.0821 of the Florida Business Corporation Act. Therefore, the number of votes cast for the amendment to the Corporation's Articles of Incorporation was sufficient for approval.

4. This Certificate of Amendment shall be effective as of 7:00 a.m., Miami, Florida, time, on September 12, 1998.

IN WITNESS WHEREOF. the undersigned, being the President and Director of the Corporation, has executed these Articles of Amendment to the Articles of Incorporation of Optical Concepts of America, Inc., as of the 31st day of August, 1998.

OPTICAL CONCEPTS OF AMERICA INC. a Florida Corporation

By:  /s/ Jan Kaplan
     ---------------------------
     Jan Kaplan, President

C U S I P S E R V I C E B U R E A U X P R E S S S E R V I C E
STANDARD & POOR'S, a division of The McGraw-Hill Companies, Inc. 25 Broadway, New York, NY 10004

09/04/1998

Ms. JANINE COX
ATLAS PEARLMAN TROP AND BORKSON
200 EAST LAS OLAS BLVD.
FT. LAUDERDALE, FL 33301

Ms. JANINE COX:

This is in response to your request for the assignment of a Corporate CUSIP Number to:

OPTICAL CONCEPTS AMERICA INC.

CUSIP DESCRIPTION RATE MATURITY

68382Q 2 0 6 COM NEW

Please call we at (212) 208-8341 with any questions.

Sincerely yours,

Gerard Faulkner Manager CUSIP Service Bureau

The assignment of a CUSIP number to a particular security by Standard & Poor's is not intended by Standard & Poor's to be, and should not be continued as an amendment of such security, a recommendation to illegible, sell or hold cash security or an opinion as to the legal validity of such security.

CUSIP trademark of the Committee on Uniform Security Identification Procedures. The American Bankers Association.

3(ii) Bylaws

CORPORATE BY-LAWS

OF

OPTICAL CONCEPTS OF AMERICA, INC.

ARTICLE ONE - OFFICES

The principal office of the corporation shall be established and maintained in Margate, Broward County, State of Florida; or such other place within or without the State of Florida as the Board by resolution may, from time to time, establish.

ARTICLE TWO - STOCKHOLDERS
(Unless otherwise implied by specific text, all references are to holders of Common Stock)

2.1 PLACE OF MEETINGS. Stockholder's meetings shall be held at the principal office of the corporation, or at such other place, within or without the State of Florida, as the Board shall authorize.

2.2 ANNUAL MEETINGS. The annual meeting of Stockholders shall be held on the 1oth day of May at 2:00 P.M. in each year, however, if such date falls on a Sunday or a legal holiday, then such meeting shall be held on the next business day following, at the same time, whereby the stockholders shall transact any and all business properly brought before said meeting.

2.3 SPECIAL MEETINGS. Special meetings of the Stockholders may be called by the Board or by the president, or at the written request of the stockholders owning a majority of the stock entitled to vote at such meeting. A meeting requested by the Stockholders shall be called for a date not less than ten nor more than sixty days after such request is made. The secretary shall issue the call for the meeting unless the president, the Board or the Stockholders shall designate another to make said call.

2.4 NOTICE OF MEETINGS. All Notices for Stockholder meetings and any adjournment therefor, shall be in writing and state the purposes, time and place for the meeting. Notice shall be mailed to each Stockholder having the right and being entitled to vote at such meetings, at the last address appearing for said Stockholder upon the records-of the corporation, not less than ten nor more than sixty days prior to the date set for such meeting. In the case of stock transfers occurring after such notice, no notice to the transferees shall be required. A Waiver of Notice may be made by any Stockholder, in writing, either before, during or after the meeting.

2.5 RECORD DATE. The Board may fix a record date not more than forty days prior to the date set for a meeting of Stockholders as the date as of which the Stockholders of record who have the right to and are entitled to notice of and to vote at such meeting and any adjournment thereof shall be determined. Notice that such date has been fixed may be published in the city, town or county where the principal office of the corporation is located and in each city or town where a transfer agent of the stock of the corporation is located.

2.6 VOTING. Every Stockholder shall be entitled at each meeting, and upon each proposal presented thereat, to one vote for each share of voting stock recorded in said Stockholder's name on the books of the corporation on the record date as fixed by the Board. If no record date was fixed, on the date of the meeting the Stockholder Record books shall be produced at the meeting upon the request of any Stockholder. Upon demand of any Stockholder, the vote for Directors and the vote upon any question before the meeting, shall be by written ballot. All elections for Directors shall be decided by plurality vote of the holders of the Common Stock; all other questions shall be decided by majority vote. Unless otherwise designated by the Board of Directors on their issuance, Preferred Stockholders shall not have voting rights.

2.7 QUORUM. The presence, in person or by proxy, of Stockholders holding a majority of the stock of the corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, a majority in interest of the Stockholders entitled to vote thereat present in person or by proxy, shall have power to adjourn the meeting from time to time, without notice other than by announcement at the meeting, until the requisite number of shares entitled to vote shall be represented in person or by proxy. At any such adjourned meeting at which the requisite number of shares entitled to vote is represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof.

2.8 PROXIES. At any Stockholders' meeting, or any adjournment thereof, any Stockholder of record having the right to and entitled to vote thereat may be represented and vote by proxy appointed in a written instrument. No such proxy shall be voted after three years from the date of the instrument unless the instrument provides for a longer period. In the event that any such instrument provides for two or more persons to act as proxies, a majority of such persons present at the meeting, or if only one be present, that one shall have all the powers conferred by the proxy instrument upon all persons so designated unless the instrument shall provide otherwise.

2.9 STOCKHOLDER LIST. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all of its Stockholders who are entitled to notice of a Stockholders meeting. Such list shall be arranged by voting group with the names and addresses, number and class, and series if any, of shares held by each. This list shall be available for inspection by any Stockholder for a period of ten days prior to the meeting.

ARTICLE THREE - DIRECTORS

3.1 BOARD OF DIRECTORS. The business of the corporation shall be managed and its corporate powers exercised by a Board of at least One and no more than Nine Directors, each of whom shall be of full age. It shall not be necessary for Directors to be Stockholders.

3.2 ELECTION AND TERM OF DIRECTORS. Directors shall be elected at the annual meeting of Stockholders and each Director shall hold office until his successor has been elected and qualified, or until the Director's prior resignation or removal.

3.3 VACANCIES. If the office of any Director, member of a committee or other office becomes vacant the remaining Directors may, by a majority vote, appoint any qualified person to fill such vacancy for the unexpired term and until a successor shall be duly chosen or elected and qualified.

3.4 REMOVAL OF DIRECTORS. Any and all of the Directors may be removed with or without cause by vote of the holders of a majority of the stock entitled to vote at a special meeting of Stockholders called for that purpose, or the majority vote of the remaining Directors.

3.5 NEWLY CREATED DIRECTORSHIPS. The number of Directors may be increased from time to time by amendment of these By-Laws adopted pursuant to Article Eight hereof.

3.6 RESIGNATION. A Director may resign at any time by giving written notice to the Board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such corporate officer, and the acceptance of the resignation shall not be necessary to make it effective.

3.7 QUORUM. A majority of the Directors shall constitute a quorum for the transaction of business. If at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting until a quorum is obtained and no further notice thereof need be given other than by announcement at the meeting which shall be so adjourned.

3.8 PLACE AND TIME OF BOARD MEETINGS. The Board may hold its meetings at the office of the corporation or at such other places, within or without the State of Florida as it may from time to time determine.

3.9 REGULAR ANNUAL MEETING. The regular annual meeting of the Board shall be held immediately following the annual meeting of the Stockholders at the place of such annual Stockholders meeting.

3.10 NOTICE OF MEETINGS OF THE BOARD. Regular meetings of the Board may be held without notice at such time and place as the Board shall from time to time determine. Special meetings of the Board shall be held upon notice to the Directors and may be called by the president upon three days notice delivered to each Director either personally or by mail, telephone, or telegram. Upon-the written request of at least two directors, special meetings shall be called by the president or by the secretary in like manner. Notice of a meeting need not be given to any Director who submits a written Waiver of Notice, whether before, during or after the meeting; nor to a Director who attends and participates in the meeting without protesting the lack of notice prior to or upon the commencement of such meeting.

3.11 EXECUTIVE AND OTHER COMMITTEES. The Board may, by appropriate resolution, designate two or more of their number to one or more committees, which to the extent provided in said resolution or these By-Laws, may exercise the powers of the Board in the management of the business of the corporation.

3.12 COMPENSATION. The Board may provide for compensation to be paid to outside (i.e., not otherwise employed by the Corporation) Directors for their services as such. Alternatively the Board may provide each director with a fixed sum plus reimbursement of necessary expenses actually incurred for their actual attendance at the annual, regular and special meetings of the Board.

3.13 DUAL CAPACITY. Directors shall not be precluded from simultaneously serving the corporation in any other capacity nor from receiving compensation from the corporation for such services.

ARTICLE FOUR - OFFICERS

4.1 OFFICERS, ELECTION AND TERM.

A. The Board may elect or appoint a chairman, a chief executive officer, a president, a chief financial officer, one or more vice presidents, a secretary, an assistant secretary, a treasurer and an assistant treasurer and such other officers as it may determine who shall have duties and powers as hereinafter provided.

B. All officers shall be elected or appointed to hold office until the next Regular Annual Meeting of the Board and until their successors have been elected or appointed and qualified.

4.2 REMOVAL, RESIGNATION, COMPENSATION, ETC.

A. Any officer may be removed by the Board with or without cause. B. In the event of the death, resignation or removal of an officer, the Board may in its discretion, elect or appoint a successor to fill the unexpired term.
C. Any two or more offices may be held by the same person. D. The Board shall determine the compensation for all officers. E. The Directors may require that any officer give security for the faithful performance of the duties of such office.

4.3 CHAIRMAN. The Chairman of the Board, if vie be elected, shall preside at all meetings of the Board and shall have and perform such other duties from time to time as may be assigned by the Board or the Executive Committee.

4.4 PRESIDENT.- Unless otherwise determined by the Board, the president shall be the chief executive officer of the corporation and shall have the general powers and duties of supervision, management and control of the business of the corporation as is usually vested in the office of the president of a corporation, including presiding at all meetings of the Stockholders, and presiding at board meetings in the absence of the Chairman. Unless the Board provides otherwise, the president shall execute bonds, mortgages and other contracts in behalf of the corporation, and shall cause the seal to be affixed any instrument when so required.

4.5 CHIEF EXECUTIVE OFFICER. From time to time the Board may elect either the Chairman, the President or another individual to serve the Corporation as the Chief Executive Officer, with full responsibilities as the highest elected officer for the conduct of the business operations of the Corporation.

4.6 CHIEF FINANCIAL OFFICER. From time to time the Board may elect an individual, who may or may not be the Treasurer, to serve the Corporation as the Chief Financial Officer, with full responsibilities to conduct the financial operations of the Corporation In the absence of such appointment, the Treasurer shall assume such responsibilities.

4.7 VICE-PRESIDENT. The vice-president shall perform such duties as from time to time the Board shall prescribe or the president shall assign. During the absence or disability of the president, the vice-president, or if there be more than one, the senior executive vice-president, shall have all the powers and functions of the president.

4.8 SECRETARY. The secretary shall: attend all Stockholder and Board meetings; record all votes and minutes of all corporate proceedings; give or cause to be given notice of all Stockholder and Directors meetings; maintain custody and control of the corporate seal, affixing it upon instruments when required and authorized to do so by the Board or the president; prepare or cause to be prepared a certified list of Stockholders, in alphabetical order indicating the number of shares of each respective class held by each such Stockholder; keep all documents and corporate records as required by law and in a proper and safe manner; and to perform such other duties as may be prescribed by the Board or assigned by the president.

4.9 ASSISTANT SECRETARY. The assistant-secretary shall perform such duties and functions as may be assigned by the secretary. During the absence or disability of the secretary, the assistant-secretary, or if there are more than one, the one so designated by the secretary or by the Board, shall have all of the powers and functions of the secretary.

4.10 TREASURER. The treasurer shall: have the custody and control of the corporate funds and securities; keep full and accurate books of account, including the receipts and disbursements in the corporate accounts; record and deposit all money and other valuables in the name and to the credit of the corporation in such depositories as designated by the Board; disburse the funds of the corporation as ordered or authorized by the Board, preserving proper vouchers therefor; render full statements of the books and records, including income, profit and loss, and the financial condition of the corporation to the president and at the regular meetings of the Board. The treasurer shall render a full and accurate financial report at the annual meeting of the Stockholders. To ensure the accuracy of the reports which the treasurer is responsible for preparing, all other officers of the corporation shall provide the treasurer with such reports and statements as may be requested from time to time. The treasurer shall perform such other duties as may be required from time to time by the Board or as assigned by the president.

4.11 ASSISTANT-TREASURER. The assistant-treasurer shall perform such duties and functions as may be assigned by the treasurer. During the absence or disability of the treasurer, the assistant-treasurer, or if there are more than one, the one so designated by the treasurer or by the Board, shall have all of the powers and functions of the treasurer.

4.12 SURETIES AND BOND. The Board may require any officer or agent of the corporation to provide the corporation with a surety bond in such sum and with such surety as the Board may direct, to assure the faithful performance to the corporation, including responsibility for negligence and for the accounting for all assets and property of the corporation for which such officer or agent may have responsibility.

4.13 INDEMNIFICATION. The Company is authorized in its By-laws to indemnify its officers and directors to the fullest extent allowed under the provisions of the State of Florida Corporation Laws for claims brought against such persons in their capacity as officers and or directors.

ARTICLE FIVE - CERTlFICATES FOR SHARES

5.1 CERTIFICATES. The shares of capital stock for which the corporation is authorized to issue shall be represented by certificates' which shall be numbered and recorded in the Stockholders Record and Transfer books upon their issuance. Each certificate shall: exhibit the holder's name; the number of shares owned; be duly signed by the president and secretary or treasurer; and bear the seal of the corporation. By resolution of the Board, facsimile signatures of such officers may be used. In the event that the corporation appoints a transfer agent and or registrar, each certificate shall exhibit the endorsed authorized signature of such agent.

5.2 LOST OR DESTROYED CERTIFICATES. The Board may direct that a new certificate(s) be issued in place of previously issued but lost or destroyed certificates upon the provision to the corporation of an affidavit by the Stockholder(s) setting forth the facts surrounding the lost or destroyed certificates. The Board may in its discretion and as a condition precedent to the issuance of a replacement certificate, require that the Stockholder provide a bond or other security, to indemnify the corporation in the event of a future claim with respect to the certificate alleged to have been lost or destroyed.

5.3 TRANSFER OF SHARES. Upon surrender to the corporation (or its transfer agent) of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person(s) entitled thereto, and the old certificate shall be canceled upon the Stock Transfer books and records of the corporation, which shall be kept at its principal office. Transfers made as collateral security, and not absolutely, shall be so indicated upon the transfer ledger. No transfer shall be made during the ten days immediately prior to the annual meeting of the Stockholders.

5.4 APPOINTMENT OF TRANSFER AGENT. The Board shall have the power and authority to appoint a duly licensed and qualified stock transfer agency to provide stock transfer and warrant agency services to the corporation.

5.5 CLOSING TRANSFER BOOKS. The Board shall have the power to close the share transfer books of the corporation for a period of not more than ten days during the thirty day period immediately preceding: a) any Stockholders meeting; or b) any date upon which Stockholders shall be called upon to or have a right to take action without a meeting; or c) any date fixed for the payment of a dividend or any other form of distribution.

Only those Stockholders of record at the time the transfer books are closed, shall be recognized as such for the purposes of: receiving meeting notices, voting at meetings, taking action without a meeting, or receiving dividends or other distributions.

ARTICLE SIX- DIVIDENDS

Out of funds which are legally available, the Board may at any regular or special meeting, declare cash dividends payable upon the capital stock of the corporation. Before declaring any such dividend there may be set apart out of any funds so available, such sum or sums as the Board from time to time deems proper for working capital, or as a reserve fund to meet contingencies, or for equalizing dividends, or for such other purposes as the Board shall deem in the best interests of the corporation.

ARTICLE SEVEN - CORPORATE SEAL

7.1 DESCRIPTION AND USE. The seal of the corporation shall be circular in form, and shall bear the name of the corporation, the year of its organization, and the words, "Corporate Seal, Florida". The seal may be used by causing it to be impressed directly upon the instrument or writing to be sealed, or upon an adhesive substance to be affixed thereto. The seal on the Certificates for shares, or on any corporate obligation for the payment of money, may be facsimile, engraved, or printed.

7.2 CONTROL AND CUSTODY. Except as otherwise directed by the Board, the president of the corporation shall cause the seal to be affixed to any corporate instruments, including bonds, mortgages and other contracts, in behalf of the corporation. When so affixed' the secretary or treasurer of the corporation shall attest thereto. The secretary of the corporation shall bear primary responsibility for maintaining custody and control of the seal at all times.

ARTICLE EIGHT - EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such officer or officers or other person(s) as the Board may from time to time designate. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agents of the corporation, and in such manner as shall be determined from time to time by the Board.

ARTICLE NINE - FISCAL YEAR

The corporation's fiscal year shall be December 31st of each year.

ARTICLE TEN - NOTICE AND WAIVER OF NOTICE

Unless otherwise specifically provided to the contrary, all notices required by these By-Laws shall be made, in writing and delivered by depositing same in the United States postal service mail depository, in a sealed postage-paid wrapper, properly addressed to the person entitled to notice, at the last known address of such person. Such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive any notice of any meetings except as otherwise provided by Statute.

Before, during or after an event to which a Stockholder is entitled to notice, any Stockholder may execute a written waiver of such notice, whether required by these By-Laws, the Articles of Incorporation or any applicable statutes.

ARTICLE ELEVEN - CONSTRUCTION

Whenever a conflict arises between the language of these By-Laws and the Articles of Incorporation, the Articles of Incorporation shall take precedence.

ARTICLE TWELVE - ACTION BY CONSENT

Any action taken by the Stockholders, the Directors or a Committee of the Board may be taken upon written consent, without a meeting, pursuant to the applicable provisions of the Florida Statutes

ARTICLE THIRTEEN - AMENDMENTS

These By-Laws may be altered, changed, amended or repealed by the affirmative vote of a majority of the stock issued and outstanding and entitled to vote thereon, or the affirmative vote of a majority of the Board, at any meeting duly called, and for which proper notice of the meeting and its purpose was given to the Stockholders or the members of the Board, respectively.

ARTICLE FOURTEEN - EMERGENCY BY-LAWS

Pursuant to the provisions of Florida Statutes 607.0207, in the event that a quorum of the Directors cannot be readily assembled because of a catastrophic event, any member of the Board may call an emergency meeting and notify all other Directors using any means of communication available.

In the event of and solely during a catastrophic event any one member of the Board shall constitute a quorum for the transaction of the corporation's business. Any action taken in good faith and acted upon in accordance with these By-Laws shall bind the corporation; and the corporation shall hold harmless any Director, officer, employee or agent who undertakes an action pursuant to these By-Laws.

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (the "Agreement") is entered into this 30th day of January, 1998 between Deerfield Financial Services, Inc., a Florida Corporation (the ("DFFS"), whose mailing address is 5605 Northwest 29th Street, Margate, Florida 33063, and Optical Concepts of America, Inc., a Delaware Corporation (the "OCA"), whose mailing address is also 5605 Northwest 29th Street, Margate, Florida 33063 (collectively, the "Parties").

WITNESSETH:

WHEREAS, Deerfield Financial Services, Inc. is authorized to issue 5,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock; and,

WHEREAS, Optical Concepts of America, Inc. is authorized to issue 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock; and,

WHEREAS, OCA is willing to be acquired by DFFS, and DFFS is willing to acquire OCA, by virtue of an exchange of Stock of the parties whereby OCA shall exchange 100% of its issued and outstanding shares (the "OCA Shares") in exchange for a total of 750,000 shares of DFFS Common Stock.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Incorporation by reference. The above recitals are true and correct and are incorporated by reference herein.

2. Purchase and Sale. Subject to and upon the terms and conditions contained herein, on the Closing Date (as defined herein), OCA shall sell, transfer, assign, convey and deliver to DFFS, free and clear of all adverse claims, security interests, liens, claims and encumbrances (other than restrictions under state and federal securities laws) and DFFS shall purchase, accept and acquire from OCA, the OCA Shares. In exchange for the OCA Shares, DFFS shall sell, transfer, assign, convey and deliver to OCA, free and clear of all adverse claims, security interests, liens, claims and encumbrances (other than restrictions under state and federal securities laws) and OCA shall accept and acquire from DFFS, a total of 750,000 shares of DFFS Common Stock. These 750,000 shares of DFFS Common Stock shall be distributed to all of the current shareholders of OCA on a pro-rata basis determined by their percentage ownership of OCA at the time of closing of this transaction.

3. Closing! Subject to the conditions precedent set forth herein, the purchase of the Company Shares shall take place at the offices of OCA in Margate, Florida, or such other location of OCA's choosing, on or before January 31, 1998. Such date is herein referred to as the "Closing Date".

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4. Obligations of OCA. OCA shall deliver to DFFS stock certificates representing exactly 100% of the issued and outstanding shares of the Company pursuant to the terms of this Agreement.

5. Obligations of DFFS. DFFS shall have delivered to OCA the amount of Shares of DFFS Common Stock listed pursuant to the terms of Section 2 of this Agreement.

6. Representations and Warranties of OCA. OCA represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

A. Authorization and Validity. This Agreement has been duly executed and delivered by OCA and constitutes legal, valid and binding obligations of OCA, enforceable against OCA in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

B. Consents/Approvals/Conflict. Except for compliance with applicable federal and state securities laws, to the best of Seller's knowledge, no consent, approval, authorization or order of any court or governmental agency or other body is required for OCA to consummate the sale of the Company Shares. Neither the execution, delivery, consummation or performance of this Agreement shall conflict with or constitute a breach of any agreement to which OCA is a party or by which he is bound nor, to the best of OCA's knowledge and belief, any existing law, rule, regulation, or any decree of any court or governmental department, agency, commission, board or bureau, domestic or foreign, having jurisdiction over OCA, nor result in the creation of any lien or other encumbrance upon the Company Shares.

7. Representations and Warranties of DFFS. DFFS hereby represents and warrants that the following are true and correct as of the date hereof and will be true and correct through the Closing Date as if made on that date:

A. Authorization and Validity. This Agreement has been duly executed and delivered by DFFS and constitutes legal, valid and binding obligations of DFFS, enforceable against DFFS in accordance with its respective terms, except as may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally or the availability of equitable remedies.

B. Consents/Approvals/Conflict. Except for compliance with applicable federal and state securities laws, no consent, approval, authorization or order of any court or governmental agency or other body is required for DFFS to consummate the acquisition of OCA. Neither the execution, delivery, consummation or performance of this Agreement shall conflict with or constitute a breach of any agreement to which DFFS is a party or by which it is bound nor, to the best of DFFS's knowledge and belief, any existing law, rule, regulation, or any decree of any court or, governmental department, agency, commission, board or bureau, domestic or foreign, having jurisdiction over DFFS.

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8.Miscellaneous.

(a) Assignment. This Agreement and the rights granted hereunder may not be assigned in whole or in part by any of the parties without prior written consent of the other parties.

(b) Further Assurances. All parties hereto shall execute and deliver such other instruments and do such other acts as may be necessary to carry out the intent and purposes of this Agreement.

(c) Gender. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms and the singular form of nouns and pronouns shall include the plural and vice versa.

(d) Captions. The captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or prescribe the scope of this Agreement car the intent of any of the provisions hereof.

(e) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof. It supersedes all prior negotiations, letters and understandings relating to the subject matter hereof.

(f) Amendment. This Agreement may not be amended, supplemented or modified in whole or in part except by an instrument in writing signed by the party or parties against whom enforcement of any such amendment, supplement or modification is sought.

(g) Effect of Waiver. The failure of any party at any time or times to require performance of any provision of this Agreement will in no manner affect the right to enforce the same. The waiver by any party of any breach of any provision of this Agreement will not be construed to be a waiver by any such party of any succeeding breach of that provision or a waiver by such party of any breach of any other provision.

(h) Construction. This Agreement shall be construed within the fair meaning of each of its terms and not against the party drafting the document.

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IN WITNESS WHEREOF, the parties have respectively caused this Agreement to be executed and effective as of January 30, 1998.

As to OCA: Optical Concepts of America, Inc.
By: Jan Kaplan, President and Director

Authorized Signature for OCA: /S/ Jan Kaplan, President and Director
                              --------------------------------------

As to DFFS: Deerfield Financial Services, Inc.
By: Jan Kaplan, President and Director

Authorized Signature for DFFS: /S/ Jan Kaplan, President and Director
                               --------------------------------------

NUMBER  OF SHARES _____________

COMMON STOCK

OPTICAL CONCEPTS OFAMERICA, INC.

PAR VALUE $.001
CUSIP 68382Q 10 7 SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

THIS CERTIFIES THAT

Is the owner of

Fully Paid and Non-Assessable Shares of Common Stock, of Optical Concepts of America, Inc., transferable only on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Date                (SEAL)

                                               /s/ Jan Kaplan
                                               --------------
                                                 President